SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Tucumán 1, 18th Floor

1049 Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item

1.	English translation of the Consolidated financial statements and Operating and Financial Review and Prospects as of December 31, 2002 and 2001.

Consolidated financial statements

and Operating and Financial Review and Prospects

As of December 31, 2002 and 2001

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Report of independent public accountants.

Consolidated Balance Sheets as of December 31, 2002 and 2001.

Consolidated Statements of Income for the year ended December 31, 2002 and the twelve-month period ended December 31, 2001.

Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2002 and the twelve-month period ended December 31, 2001.

Consolidated Statements of Cash Flows for the year ended December 31, 2002 and the twelve-month period ended December 31, 2001.

Notes to Consolidated Financial Statements as of December 31, 2002 and 2001.

Operating and Financial Review and Prospects.

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Telefónica de Argentina S.A.

1.	We have audited the accompanying consolidated balance sheet of Telefónica de Argentina S.A. (an Argentine Corporation, “Telefónica”) and its consolidated subsidiary as of December 31, 2002 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year ended December 31, 2002, all expressed in constant Argentine pesos (Note 2.2.) and prepared according to generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to consolidated financial statements.

2.	The Company has derived the accompanying consolidated financial statements as of and for the twelve-month period ended December 31, 2001 using the financial statements for the three-month period ended December 31, 2000, the financial statements for the fiscal year ended September 30, 2001 and the financial statements for the three-month fiscal year ended December 31, 2001, after their restatement in constant pesos of December 31, 2002 and the computation of retroactive reclassifications as described in note 2.4 to the financial statements referred to in paragraph 1. The above mentioned financial statements were reviewed and audited, respectively, by other auditors, who issued an unqualified limited review report dated February 8, 2001, an unqualified audit report dated November 16, 2001, and an audit report dated February 26, 2002 with a qualified opinion due to uncertainties related to the existence of a substantial doubt about the Company’s ability to continue as a going concern and to the fact that the recoverability of the booked value of fixed assets of the Company’s telecommunication business as of December 31, 2001 depended on the outcome of the renegotiation of rates in progress. Likewise, on February 26, 2002, said auditors added to the audit report dated November 16, 2001 a description of: the measures adopted by the Argentine Federal Government as of that date, the possibility that the Company’s Shareholders’ equity might become negative as a consequence of the devaluation of the Argentine peso, and of the above mentioned uncertainties in connection with the financial statements of the Company as of September 30, 2001 (see paragraphs 6 to 9 of this report).

3.	The preparation and issuance of the consolidated financial statements for the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001 is the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to express an opinion on the consolidated financial statements referred to in paragraph 1 based on our audit.

4.	We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements taken as a whole are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

5.	We have not audited the financial statements of Telinver S.A. as of December 31, 2002 which were used to prepare the consolidated financial statements of the Company with its subsidiary as of that date. The negative equity interest in Telinver as of December 31, 2002 amounted to $45 million and the net loss computed in the consolidated financial statements for the investment in this company amounts to a Loss before financial loss of $16 million and a Net loss of $122 million, which represent 0.6%, 8% and 4% of Telefónica’s Liabilities, Consolidated loss before financial loss and Net loss for the fiscal year, respectively. The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated January 30, 2003, expressing a qualified opinion due to uncertainties about Telinver S.A.’s ability to continue as a going concern and the recoverability of accumulated minimum presumed income tax credits for a booked value of $4 million. Therefore, our opinion included in paragraph 10. of this report, with regard to the figures included for Telinver S.A., is based on the report of those auditors.

6.	As described in more detail in the notes to the accompanying consolidated financial statements, during 2002 a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of most of the assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Government’s internal and external debt; (c) the introduction of monetary exchange control measures of foreign currency and (d) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government, which could include the making of changes to those already adopted. Notes 2, 11, 14 and 15 to the consolidated financial statements describe the effects on the financial statements of the measures implemented by the Argentine Government as of December 31, 2002, in accordance with the evaluations and estimates made by the Company’s Management as of the date of the financial statements. Future final results could differ from the estimates made by the Company and such differences could be material. Consequently, the consolidated financial statements may not include all the adjustments that could result from the final outcome of these adverse situations and must be read considering these circumstances.

7.	As described in detail in note 11.1 to the consolidated financial statements, under Law N° 25,561 the Company will have to renegotiate with the Government the rate scheme to be effective in the future. Although the Company valued its fixed assets and minimum presumed income tax credit on the basis of the Company’s management best estimate considering currently available information, the Company cannot predict with precision the future rate scheme and therefore the amount of future revenues and net cash flows. Consequently, whether the booked amounts of fixed assets corresponding to the telecommunications business and minimum presumed income tax credit of Telefónica as of December 31, 2002 of $8,402 million and $48 million, respectively (see notes 2.3.e) and i) to the consolidated financial statements) are fully recoverable depends on the effect that the outcome of the rate renegotiation may have on the Company’s operations. Accordingly, no provision for impairment in value of these assets has been made by the Company in the accompanying consolidated financial statements.

8.	As described in note 14 to the consolidated financial statements, as of December 31, 2002 consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$865 million ($2,915 million in constant pesos as of December 31, 2002). The Company’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies. Although the Company has expressed that it will continue to make its best efforts to obtain such financing, as of the date of issuance of this report, it is not possible to assure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable the Company to settle its liabilities in the normal course of business and maintain its normal operations.

9.	The financial statements referred to in paragraph 1 have been prepared assuming that the Company will continue as a going concern. Situations described in paragraphs 6 to 8 above raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

10.	In our opinion, based on our audit and the report issued by the other auditors mentioned in paragraph 5, and subject to the effects, if any, that might derive from the outcome of the uncertainties referred to in paragraphs 5 to 9, the financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Telefónica de Argentina S.A. and its subsidiary as of December 31, 2002 and the consolidated results of its operations and consolidated cash flows for the fiscal year ended on such date, in conformity with generally accepted accounting principles in Argentina.

11.	Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires, February 12, 2003
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3
ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS
Cash (Note 3.1.a)	46	82
Investments (Note 21.d)	351	63
Trade receivables (Note 3.1.b)	313	1.408
Other receivables (Note 3.1.c)	196	216
Inventories (Note 3.1.d)	17	39
Other assets (Note 3.1.e)	3	—

Total current assets	926	1.808

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	5	24
Other receivables (Note 3.1.c)	112	128
Investments (Note 21.c)	18	16
Fixed assets (Note 21.a)	8.417	9.649
Intangible assets (Note 21.b)	86	111

Total noncurrent assets	8.638	9.928

Total assets	9.564	11.736

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	December 31,
	2002	2001
LIABILITIES
CURRENT LIABILITIES
PAYABLES
Trade (Note 3.1.f)	414	675
Bank and financial (Note 3.1.g)	3.271	2.494
Payroll and social security taxes (Note 3.1.h)	72	143
Taxes (Note 3.1.i)	94	212
Other (Note 3.1.j)	54	116
Reserve (Note 21.e)	3	6

Total current liabilities	3.908	3.646

NONCURRENT LIABILITIES
PAYABLES
Trade (Note 3.1.f)	68	70
Bank and financial (Note 3.1.g)	2.943	1.796
Payroll and social security taxes (Note 3.1.h)	28	85
Other (Note 3.1.j)	65	113
Reserves (Note 21.e)	159	194

Total noncurrent liabilities	3.263	2.258

Total liabilities	7.171	5.904
SHAREHOLDERS’ EQUITY	2.393	5.832

Total liabilities and shareholders’ equity	9.564	11.736

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED

DECEMBER 31, 2002 AND THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2001 (1)

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 (except as otherwise indicated) – Note 2.2)

	2002	2001(3)
NET REVENUES	3.039	5.966
COST OF SERVICES PROVIDED (Note 3.1.k)	(2.220)	(3.043)

Gross profit	819	2.923
ADMINISTRATIVE EXPENSES	(433)	(610)
SELLING EXPENSES	(439)	(1.113)

Operating (loss) / income	(53)	1.200
INCOME / (LOSS) ON EQUITY INVESTMENTS	2	(11)
OTHER EXPENSES, NET (Note 3.1.1)	(152)	(234)
FINANCIAL (LOSS) / INCOME ON ASSETS	(725)	68
FINANCIAL LOSS ON LIABILITIES	(2.511)	(334)
UNUSUAL ITEMS	—	(15)

(Loss) / income from continuing operations before income tax	(3.439)	674
INCOME TAX	—	(312)

Net ordinary (loss) / income from continuing operations	(3.439)	362
NET LOSS OF SPUN-OFF BUSINESSES (Note 1.2.)	—	(13)

Net (loss) / income	(3.439)	349

(Loss) earnings per share (2)	(1.97)	0.20

(Loss) earnings per ADS (2)	(19.70)	1.98

(1)	See note 2.4.
(2)	Amounts expressed in constant Argentine pesos of December 31, 2002.
(3)	See note 1.2.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

(amounts stated in million of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	2002
	SHAREHOLDERS’ CONTRIBUTIONS
	CAPITAL STOCK
ACCOUNT	Outstanding shares (1) (3)	Comprehensive adjustment to capital stock	Subtotal
Balance at beginning of year	1.746	2.109	3.855
Net loss for the year	—	—	—

Balance at end of year	1.746	2.109	3.855

	2002
	EARNINGS / (LOSSES)
ACCOUNT	Legal reserve	Reserve for future dividends (2)	Unappropriated losses	TOTAL (3)
Balance at beginning of year	412	1.616	(51)	5.832
Net loss for the year	—	—	(3.439)	(3.439)

Balance at end of year	412	1.616	(3.490)	2.393

(1)	Includes 2,355 treasury shares (see note 1.2).
(2)	See Note 4.
(3)	See Note 7.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

2001(4)
SHAREHOLDERS’ CONTRIBUTIONS
	CAPITAL STOCK		Irrevocable capital contrib. for future subscriptions	Comprehensive adjustment to irrev. cap. cont. for fut. subsc.	Subtotal
ACCOUNT	Outstanding shares (1)	Comprehensive adjustment to capital stock
Balance at beginning of period	2.141	2.869	51	156	5.217

Resolution of the Board of Directors dated March 12, 2001 — Voting cash dividends (0.16 per share of 1.64 per ADS)	—	—	—	—	—

Resolution of the Board of Directors dated October 23, 2001 — Voting cash dividends (0.16 per share or 1.64 per ADS)	—	—	—	—	—

Resolution of the Board of Directors dated December 18, 2001
— Legal reserve	—	—	—	—	—
— Reserve for future dividends	—	—	—	—	—

Spin-off (2)	(395)	(760)	(51)	(156)	(1.362)

Net income for the period	—	—	—	—	—

Balance at end of period	1.746	2.109	—	—	3.855

	2001
	EARNINGS
ACCOUNT	Legal reserve	Reserve for future dividends (3)	Unappropriated earnings	TOTAL
Balance at beginning of period	386	1.616	229	7.448

Resolution of the Board of Directors dated March 12, 2001 — Voting cash dividends (0.16 per share or 1.64 per ADS)	—	(327)	—	(327)

Resolution of the Board of Directors dated October 23, 2001 — Voting cash dividends (0.07 per share or 0.74 per ADS)	—	(327)	—	(327)

Resolution of the Board of Directors dated December 18, 2001
— Legal reserve	26	—	(26)	—
— Reserve for future dividends	—	654	(654)	—

Spin-off (2)	—	—	51	(1.311)

Net income for the period	—	—	349	349

Balance at end of period	412	1.616	(51)	5.832)

(1)	See Note 7.
(2)	See Note 1.2.
(3)	See Note 4.
(4)	See Note 2.4.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE TWELVE-MONTH PERIOD ENDED DECEMBER 30, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	December 31,
	2002	2001 (5) (8)
Cash and cash equivalents at end of year/period	397	145
Cash and cash equivalents at beginning of year/period	145	177

Increase (decrease) in cash and cash equivalents	252	(32)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net (loss) income for the year/period	(3.439)	349
Adjustments to reconcile net (loss) income for the period to net cash provided by continuing operations:
Net loss of spun-off businesses (note 1.2.)	—	13
Exchange differences (4)	2.469	—
Inflation loss on monetary accounts (3)	(1)	—
Fixed assets depreciation	1.342	1.369
Material consumption	60	68
Net book value of fixed assets retired	6	22
Net book value of intangible assets retired	8	—
Intangible assets amortization	42	20
Cost of services provided	32	144
Allowance for impairment in value and slow turnover	—	15
Increase in allowances and accruals	315	636
Income / (loss) on equity investments	(2)	11
Holding losses in inventories	9	—
Changes in assets and liabilities:
Trade receivables	360	(265)
Other receivables	—	(180)
Inventories	(19)	(111)
Trade payables	(187)	(38)
Payroll and social security taxes payable	(7)	7
Taxes payable	(136)	(113)
Other payables	(44)	(2)

Cash flows from continuing operating activities	808	1.945

Cash flows from continuing investing activities:
Fixed assets purchases (2) (6)	(135)	(915)
Increase in other noncurrent investments	—	(65)
Increase on equity investments	—	(11)

Cash used in continuing investing activities	(135)	(991)

Cash flows from continuing financing activities:
Bank and financial loans obtained	—	2.592
Net decrease in bank and financial liabilities	(408)	(2.874)
Increase on intangible assets (7)	(13)	(13)
Cash dividends	—	(654)

Cash used in continuing financing activities	(421)	(949)

Spun-off assets	—	(144)
Cash flows provided by spun-off businesses (8)	—	107

Increase (decrease) in cash and cash equivalents	252	(32)

(1)	Cash and cash equivalents with maturities not exceeding three months are considered to be cash and cash equivalents.
(2)	In 2002, net of 15 financed by trade and bank and financial payables.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of Argentine Pesos as of the date of each transaction (except where expressly indicated that figures are stated in Argentine Pesos or some other currency))

1.	OPERATIONS OF THE COMPANY AND CORPORATE REORGANIZATION

1.1.	Operations of the Company

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”). The Southern region license as granted was exclusive through November 8, 1997, with the possibility of a three-year extension. In March 1998, the National Executive Power issued Decree N° 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree N° 264/98 established, subject to the results of the legal proceedings mentioned in note 9, a period of transition to competition in the telecommunications industry, during which all of the Company’s rights and obligations related to the exclusivity of the license not otherwise modified should remain in effect. The decree established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the exclusivity period and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the SC issued Resolution N° 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, the Company signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree N° 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree N° 764/00 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. The above mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree N° 764/00. The Court has not as yet ruled on this issue.

The principal strategic objective of the Company is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. The Company has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, financial condition or results of operations of the Company. While there can be no assurance, in the opinion of the Company’s management, the implementation of the Company’s business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Certain amendments to the “Long Distance Dialing Carrier Selection Rules” were introduced by Resolution No. 75/2003, effective February 6, 2003, of the Ministry of Economy to the Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution (see note 11.1.).

During the current year, additional factors have had material effects on the Company´s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on the Company´s ability to respond to the above mentioned effects (see notes 11 and 14).

Furthermore, Telefónica has signed a Management Agreement with the operator Telefónica, S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA´s option, and may be extended again through 2008, at the operator’s option. The management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The operator has advised the Company of its intention to renew the agreement, with fees to be negotiated within the above indicated range. The renegotiated fee would be applicable as from April 30, 2003.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meetings approved the amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other type of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the reform of the corporate purposes, it is necessary to obtain the related authorization of telecommunication regulatory authorities. The related request has been made to the Secretary of Communications (“SC”) and is pending. Therefore, the mentioned reform is subject to administrative approval by the SC.

1.2.	Corporate reorganization

TESA, indirect controlling Spanish company, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Company’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the above mentioned reorganization, the Company no longer holds any interest in Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (formerly known as Advance Telecomunicaciones S.A.) and Telecomunicaciones y Sistemas S.A. (“TYSSA”), whose businesses had previously been reorganized. According to the Board of Directors’ and Special Shareholders’ Meetings of the Company and of the above-mentioned subsidiaries, the Company’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore the Company’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines—Mobile and Data).

Furthermore, as approved by the Company’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of the Company for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in the Company. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in the Company and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. The Company acquired, at their listing value, the fractions of Company shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2,227 (in constant pesos of December 31, 2002) per share. Until these shares have been sold, the Company may not exercise any of the rights inherent therein.

Described below are the commitments approved by the Board of Directors and the Special Shareholders Meetings of the Company, Telinver S.A. (“Telinver”) (controlled company), TCP, TMA and TDA, in connection with the reorganization:

a)	Agreement between the Company, Telinver, TCP and TDA whereby:

•	Telinver spun-off the assets and liabilities related to the “sale of equipment” and “point of sales” network businesses, and those assets and liabilities were merged into the Company.

•	TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit I of Resolution No. 869/98 of the SC in the Buenos Aires Multiple Area and certain cities located in the northern region of the country. The authorization had been granted to AKI S.A. (“Aki”) under Resolution No. 18,766/99. These assets and liabilities were merged into the Company.

•	TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into the Company.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b) Agreement between the Company, TDA and TMA whereby the Company spun-off (i) the assets and liabilities related to the data business, including the Company’s international data business, the portion of the Company’s goodwill related to the TDA data business and the ownership interest in TDA, and (ii) the Company’s consulting business (the Company’s interest in TYSSA) that were merged into TDA. Additionally, the Company spun-off the mobile communications business related to the interest of the Company in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c) As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with the Company the assets of its e-commerce business, including its 50% interest in E-Commerce Latina S.A. (“ECL”). (see note 2.3.d).

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that the Company and its indirect controlling company shall, among other things, keep for a period of at least two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets or, otherwise, Company’s shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock that the restructured companies had as of the reorganization dates.

The Company and its indirectly controlling company have fulfilled the requirements mentioned in a) and b) above.

The following table shows the approximate effect of the spun-off business (in constant pesos of December 31, 2002) on the consolidated statements of income and cash flows for January 2001, (considering the periods recalculated, as described in note 2.4).

•	Consolidated net results of spun-off businesses:

Dec-31-01 (*)
Net revenues	299
Cost of services provided	(225)
Administrative expenses	(24)
Selling expenses	(52)

Operating loss	(2)
Financial income on assets	2
Financial loss on liabilities	(13)

Net loss of spun-off businesses	(13)

(*) Net of intercompany operations.

•	Consolidated cash flows related to spun-off businesses:

Cash flows from the spun-off businesses totaled 107 million pesos (in constant pesos of December 31, 2002) (see consolidated statements of cash flows).

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution N° 4 of the Argentine Federation of Professional Councils in Economic Sciences applicable to consolidated financial statements. The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (the “SEC”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of December 31, 2002, line by line, with the financial statements as of that date of Telinver, a company in which Telefónica holds sufficient votes to determine the corporate will.

As of December 31, 2001, the Company consolidated its financial statements with the financial statements as of that date of Telinver, using the criteria described in note 2.4).

All material intercompany accounts and transactions have been eliminated in consolidation.

Participation in the directly controlled subsidiary as of December 31, 2002 is as follows:

	Subscribed capital stock
Company	Main Business	Amount in Argentine Pesos	% of votes
Telinver	Commercial, investment and telecommunications services, among others.	49,623,218	99.99999

2.2.	Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued application of the restatement method. This criteria was accepted under Argentine GAAP until December 31, 2001.

Considering the new inflationary context (increase of the applicable index for restatement of financial statements (wholesale prices) was 118.2% in the period January through December 2002) and the conditions created by the new system established by the Public Emergency and Exchange System Reform Law, which are described in detail in note 2.9, on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among others, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by RT No.19 issued by the FACPCE adopted by Resolution CD No.262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

In accordance with the above, the financial statements of the Company as of December 31, 2002 and 2001 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC (Argentine Institute of Statistics and Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV.

The restatement into constant Argentine Pesos method is applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in notes 2.3.e.

2.3.	Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year/period.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All management estimates have been made accordingly (see notes 2.3.e, 2.3.i, 2.7, 2.9, 11, 14, and 15 for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional action that the Argentine government may undertake in the future will be reported in the financial statements as management becomes aware of it (see note 2.9).

Final results may significantly differ from those estimated by the Company’s Management. The Company’s financial statements may not include all adjustments that could result from the development of this matter.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods are as follows:

a)    Cash, current investments, receivables and payables:

Amounts in Argentine Pesos are stated at nominal value, including financial income/expense accrued through the end of each year/period, if applicable.

Amounts in foreign currency are stated at the exchange rate applicable to its settlement in effect at the end of each year/period according to the intended use by the Company, including accrued financial income/expense, if applicable.

Trade receivables include services provided and settlements with foreign correspondents, both billed, and services and settlements accrued but unbilled as of the end of each year/period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it is likely that it will recover it.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost accrued through each year/period-end for having received the basic service (see note 10.1). Such amount is disclosed net of the unaccrued balance of the income from the sale of the assets transferred to IBM, which will accrue on a straight-line basis over the term of the contract.

“Patriotic Bond” was valued at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each year/period according to the intended uses for the Bond by the Company, plus the financial income accrued until those dates. The Company intends to hold the Patriotic Bond until the related maturity date and use it to compensate taxes to be payable (see note 15.1).

Tax credit certificates: were valued at face value plus the “benchmark stabilization coefficient” and the financial income accrued until the end of each year/period. The Company intends to hold the tax credit certificates until the related maturity date and use them to compensate taxes to be payable (see note 15.2).

Payroll and social security taxes payable: include (i) pre-retirement agreements with employees, which are recorded on the basis of the discounted value of such agreements (see note 3.1.h) and (ii) the non-remunerative benefit granted to workers suspended for the pending amount payment until the end of the mentioned suspension.

Universal Service contribution (see note 17.a): the Company calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) admitted by the related Regulation and in accordance with the Company´s estimates of the amounts payable within each period, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies which must be first approved by the regulatory entity are booked by the Company as receivable in each year/period in which its reimbursement is approved by such entity.

Other payables (Other) mainly include: a) the amounts payable for the settlement of certain legal actions involving contributions that the Company is required to make to the employee’s “Compensatory Fund”, which was recorded at the discounted value of the future payments agreed upon. Also, Other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by the Company that was recorded at the present value of the payments agreed upon and b) benefits for employees who retire on reaching normal retirement age or earlier due to disability or death: the liability for these benefits is stated at discounted value and has been calculated based on the number of employees in service as of the end of each period and the probability of their qualifying for this benefit.

b)    Inventories:

Raw materials have been valued at replacement cost, which does not exceed their estimated realizable value.

Directories in edition process have been valued at its inflation restated cost. The value does not significantly differ from restated reproduction cost and does not exceed their estimated realizable value.

Equipment and supplies (including telephone accessories and prepaid cards) have been valued at the replacement cost up to the limit of their estimated realizable value.

Inventories are disclosed net of the allowance for impairment in value and low inventory-turnover, determined based on inventory recoverability analysis at the end of each year/period.

c)    Other assets:

Includes buildings no longer used in the operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

d)    Noncurrent investments (see note 21.c):

The 50% interest in ECL as of December 31, 2002 and 2001 was valued by the equity method based on the financial statements as of December 31, 2002 and 2001 expressed in constant pesos, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s share in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its share in New Skies Satellites N.V. as of December 31, 2002 and 2001. They have been valued at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year/period, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 19.b). As a result of the registration of Intelsat as a commercial entity, the requirement that the company should not cease to be an investor in Intelsat without the prior consent of the regulatory authorities has ceased to have effect.

e)    Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated in accordance with applicable resolutions (see note 2.2) and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties the investment during the construction period until such time as the asset is ready to be used for an economic purpose. Capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the year ended December 31, 2002 and for the twelve-month period ended December 31, 2001 totaled 37 million (includes 29 million of capitalized exchange difference) and 61 million, respectively (in constant pesos of December 31, 2002).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category concerned, the Company calculates the depreciation charge based on the estimated remaining useful life assigned in accordance with the Companies’ investment plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in note 2.2, which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of December 31, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were valued calculating their recoverable value on the basis of the Company’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates which, as described in note 11.1, derive from the pending renegotiation with the Government, whether booked fixed assets as of December 31, 2002 in the amount of $8,402 million are fully recoverable depends on the outcome of such renegotiation.

f)    Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated in constant Argentine Pesos in accordance with applicable resolutions (see note 2.2), net of accumulated amortization which was calculated based on the remaining duration of Telinver contract, until October 2007.

The licenses to use links have been valued at the acquisition cost restated into constant pesos of December 31, 2002 as indicated in note 2.2 and are amortized by the straight-line method over a 15 year-term.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated into constant pesos for each year/period and are amortized as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned. Resolution MD No. 3/2002 requires the capitalization of any foreign exchange differences accrued on foreign exchange liabilities on or after January 6, 2002, with such capitalization having the effect of an early accounting for purchasing power fluctuations. Such capitalization is optional in cases where the relevant liabilities have been incurred as indirect financing for the related asset acquisition. The Company decided not to maintain on its books the residual value of foreign exchange differences that were capitalized during the period.

Expenses and commissions related to the negotiable obligations have been restated as mentioned in note 2.2, and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, it includes the amount related to the “authorization fee” in connection with waivers granted by the holders of corporate bonds which are amortized on a straight-line basis through maturity (see note 13).

The goodwill merged into the Company, in connection with the corporate reorganization mentioned in note 1.2.a) related to the data transmission business, including the authorizations to use the Band “B” therein mentioned, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term.

Goodwill reflects the acquisition costs of the continuing portion of the internet business that used to be operated by TDA, Satlink, Compuserve and Aki, exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates (not including, as described in note 1.2, the portion of the Company´s goodwill related to the TDA´s data business, which was previously spun-off). The original amortization period was 10 years as from the respective acquisition dates. As of December 31, 2002, such goodwill have been valued at zero based on the estimation made by the Company of their recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million pesos and has been included in the line “Intangible assets amortization” (see note 21.b) and h).

The goodwill generated by the capital contributions, restated as indicated in note 2.2, made with an issuance premium to ECL (merged into the Company in connection with the corporate reorganization mentioned in note 1.2.) was being amortized by the straight-line method over a 10 year term. As of December 31, 2002, based on the evolution foreseen by the Company of the e-commerce business, the Company has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million and has been included in the line “Net book value of intangible assets retired” (see note 21.h).

g)    Reserves:

Charges have been recorded for contingencies where it is probable for the Company to incur a liability. When estimating the amount, consideration has been given to the probability of occurrence, after consideration of legal counsel’s opinion regarding the matter.

h)    Financial Instruments:

The Company employs currency swaps to reduce the exposure to fluctuations in the exchange rates of the yen and the euro to the U.S. dollar in relation to some obligations assumed in yens and euro detailed in note 2.6. Thus, the Company ensured a fixed exchange rate of such currencies to the U.S. dollar for such obligations. The Company values the covered obligations at the year/period closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium in the swap agreements is deferred and amortized by the straight-line method over the life of such agreements.

i)    Income tax and Tax on minimum presumed income:

In case there was taxable income, the Company calculates the Income Tax charge by applying the estimated effective tax rate to the income for the period. The effective tax rate is calculated by applying the current tax rate of 35% to the taxable income estimated as of the end of the fiscal year. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for the calculation of the income tax. Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year/period. This tax is supplementary to Income Tax. The Company’s tax liabilities shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has estimated the existence of income tax loss for the current year and has determined a proportional charge for the fiscal year ended December 31, 2002 for the tax on minimum presumed income of 48 million pesos of Telefonica and 4 million pesos of Telinver, which were capitalized as “Other non-current receivables”, and it has been estimated as recoverable based on the Company’s tax projection and the legal terms established for it recovery (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica of 48 million pesos is fully recoverable depends on the final outcome of the rate renegotiation (see note 11).

In the twelve-month period ended December 31, 2001, the Income Tax of Telefónica amounted to 312 million pesos (in constant pesos of December 31, 2002). This amount was higher than the tax on minimum presumed income and was charged to expense for the period in the “Income Tax” account.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses originated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately $750 million, of which approximately $150 million will be computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied for the tax purposes in equal amounts over four years.

Law N° 25,561 further provides that, in the first fiscal year ending on or after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (and in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss described in the preceding paragraph, i.e., a net loss resulting from differences between the exchange rate prevailing as of that year-end and the $1.40 to US$1.00 exchange rate.

Based on the above, as of December 31 the Company carried an income tax loss of about $1,275 million that will be available to offset future taxable income through the year 2007.

j)    Shareholders’ equity accounts:

Shareholders’ equity accounts have been restated in constant pesos (see note 2.2) except for the “Capital stock—Outstanding shares” and “Irrevocable capital contribution for future subscriptions” accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos is included in the “Comprehensive adjustment to capital stock” and “Comprehensive adjustment to irrevocable capital contribution for future subscriptions” accounts.

k)    Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Income statement accounts for the fiscal year ended December 31, 2002 have been restated into constant pesos at the end of the period (see note 2.2) as follows:

•	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;
•	charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets; and
•	financial income and expenditure, restated into constant pesos, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that originated them.

The loss of the spun-off businesses (see note 1.2) was valued in accordance with the general above-mentioned valuation methods.

2.4.	Comparative financial statements

Considering the change in the fiscal year-end from September 30 to December 31 of each year, the statements of income, cash flows, changes in shareholders’ equity, the breakdown of main accounts and the exhibits disclosing accounts variations as of December 31, 2001, comprise the twelve-month period between January 1 and December 31, 2001, to enable comparison with the results and variations for the fiscal year ended December 31, 2002. The above-mentioned statements, the breakdown of main accounts and the exhibits for that twelve-month period were calculated by the Company by adding from the financial statements for the fiscal year ended September 30, 2001 the amounts corresponding to the financial statements for the three-month fiscal year ended December 31, 2001 and then subtracting the amounts corresponding to the financial statements for the three-month fiscal year ended December 31, 2000. The resulting amounts were restated into constant pesos as of December 31, 2002. Until previous the fiscal year, the Company submitted the statement of income, cash flows and additional disclosures for periods beginning on October 1, of each year (see note 2.7).

The Company introduced disclosure changes for certain revenues and expenses in its income statement in the current year and retroactively showed the effect of such changes (amounting to $9 million in constant pesos as of December 31, 2002) on its December 31, 2001, comparative financial statements.

The Company has presented, in previous fiscal years, its interest in income (loss) from companies in which the Company has control or joint control, appropriated to the different income-statement lines. Taking into account the effects of the business reorganization described in note 1.2, the income statements for the twelve-month period ended December 31, 2001, includes; (see note 2.7):

•	In line “Net loss from spun-off businesses”, the loss corresponding to January 2001 from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off;

•	In line “Income (loss) from long-term investments”, the income (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of the Company’s management, the income from this company is not material vis-à-vis the Company’s income (loss).

2.5.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of December 31, 2002, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders’ equity.

2.	During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with a portion of the net position of assets and liabilities in Euro, including the balance of the loan granted by The Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of December 31, 2002 and 2001 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of December 31, 2002 and 2001 amounted to 74 million and 207 million, respectively (consolidated amounts, in constant pesos of December 31, 2002). The percentage of net revenues derived from services rendered to the Argentine Government for the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001 were 3.5% and 3.7%, respectively.

Out of the above-mentioned balances as of December 31, 2002 not yet collected as of the date of issuance of these financial statements, approximately 56 million of pesos consolidated amount were past due as of December 31, 2002. On the basis of the Company’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Company’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine the allowance for doubtful accounts as of December 31, 2002. The portion of net value booked related to these receivables that the Company estimated that will be collected over twelve months has been classified as noncurrent as of December 31, 2002 and 2001 (see note 3.2).

2.6.	Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

2.7.	Fiscal year-end change

On September 18, 2001, the Special General Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing the fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de Comunicaciones (“CNC”) issued resolution N° 1,322 whereby it authorized the Company to change its fiscal year-end date. Consequently, these financial statements for the fiscal year ended December 31, 2002, are presented as compared to the same period of the prior year.

2.8.	Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of FACPCE approved Technical Resolutions Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable as from January 1, 2003.

These new rules were approved, with certain amendments, by the CNV in its Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 and thereafter. The CNV resolution allows for anticipated adoption of those rules.

These changes, as they affect the Company, primarily require accounting for: (a) certain receivables and payables at the discounted value; (b) derivative instruments valued at their fair value; (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

Subsequently, on February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions No. 4 and 5, indicating the information about related companies to be included in the financial statements. As of the date of issuance of these financial statements the approval by the CPCECABA and CNV is pending.

2.9.	Effects of the devaluation of the Argentine Peso and other changes in economic context

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market

(which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (“Coeficiente de Estabilización de Referencia” – CER-) (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $1 = US$1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)	de-dollarization of public service rates, which had been originally agreed upon in US dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(f)	following recent actions by the Argentine Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Argentine Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is required until August 8, 2003, as a general rule. This requirement is not, however, applicable in the case of (i) principal and interest payments under financing arrangements that have been renegotiated under the Reorganization and Bankruptcy Act, if certain conditions are met; (ii) repayment of fresh financing obtained and exchanged on the local market on or after February 11, 2002; (iii) debts with international organizations, banks acting as co-lenders with those organizations, official credit agencies and export financing insurance, companies that are members of the Berne Union, Multilateral Organizations in which the Central Government is a shareholder, etc.; (iv) principal payments relating to overdue liabilities, providing that the total amount of repayment or part payment does not exceed US$150,000 monthly; (v) payments of principal (whether or not overdue) under negotiable obligations, bonds, commercial papers, syndicated loans taken with foreign banks, financial loans taken with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans taken with foreign parent companies and affiliates, providing that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments in excess of 10% in cash, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than 5 years on the average; (vi) payments of principal (whether or not overdue) under negotiable obligations, bonds, commercial papers, syndicated loans taken with foreign banks, financial loans taken with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans taken with foreign parent companies and affiliates, on condition that other financing equal to or larger in amount to the payment to be made and providing for repayment in not less than 5 years on the average is remitted into Argentina and exchanged on the local foreign exchange market on or after December 26, 2002; and (vii) interest payments to be made not more than three days in advance of their stated maturity date. In cases (iv) through (vii), the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with Central Bank regulations, that the borrower has timely reported to the Central Bank the disbursement giving rise to the related financial liability, and that it has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations;

(g)	suspension of dismissals without just cause for a 180-day period, as from January 6, 2002, subsequently extended for a further 180 administration business days from the date of original expiry and penalization, whereby the amount of the termination pay provided for in labour regulations would be double should employees be dismissed during such term (except for employees hired on or after January 1, 2003).;

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect the Company’s business relations, have been challenged in legal actions by third parties, to which the Company is not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company, has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily the effects of the de-dollarization of rights, receivables and liabilities into pesos and the restriction to the free transfer of currency abroad.

On the other hand, and as a consequence of the changes implemented from January to December 2002, there was an increase in the Argentine consumer price index of 40.95% and an increase in the Argentine wholesale price index of 118.2% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As of February 11, 2003, the selling exchange rate for U.S. dollars on this market was $3.11 to the dollar selling exchange rate. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities (see note 21.g), on the consolidated net foreign currency liability position as of December 31, 2002, was a decrease in its peso equivalent of around $450 million.

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts as of the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001(foreign currency balances are presented in note 21.g) (balances stated in constant pesos as of December 31, 2002):

a)	Cash:

	Current
	Dec-31-02	Dec-31-01

Cash	1	13
Bank (1)	45	69

	46	82

(1)	In 2002, includes 11 from provincial bonds and 3 from federal bonds, which circulate in lieu of currency.

b)	Trade receivables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02 (3)	Dec-31-01

Past Due (1)	441	1,174	30	116
Current	248	851	—	—
Subtotal	689	2,025	30	116
Allowance for doubtful Accounts (2)	(376)	(617)	(25)	(92)

Total	313	1,408	5	24

(1)	As a result of refinancing past-due receivables, about 19 million of refinanced receivables are disclosed as current receivables as of December 31, 2001.
(2)	See note 21.e).;
(3)	See notes 2.5 and 3.2.

c)	Other receivables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01
Guarantee deposits	7	15	—	—
Prepayments to vendors	2	25	—	—
Related Companies (3)	42	48	—	—
Financial Prepayments	12	—	—	—
Prepaid rentals	2	13	—	9
Prepaid services	22	26	1	4
Tax credit certificates (1)	15	—	15	33
Legal deposits	3	9	—	—
Income Tax	—	4	—	—
Value Added Tax	2	2	—	—
Tax on minimum presumed income	—	—	52	7
Patriotic Bond (2)	61	—	41	65
Other	28	74	3	10

Total	196	216	112	128

(1)	See note 15.2.
(2)	See note 15.1.
(3)	Related companies include balances with TCP, TDA, TYSSA, Cointel, Atento and T-Gestiona.

d)	Inventories:

	Current
	Dec-31-02	Dec-31-01

Raw materials and supplies	2	2
Directories in edition process	3	15
Telephone equipment and other equipment	15	4
Prepayments to vendors	4	33

Subtotal (note 21.f)	24	54
Allowance for impairment in value and slow turnover (note 21.e)	(7)	(15)

Total	17	39

e)	Other assets:

	Current
	Dec-31-02	Dec-31-01

Real property intended for sale	3	—

Total	3	—

f)	Trade payables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01

Vendors, contractors and correspondents	301	513	—	—
Management fee	73	44	—	—
Billing on account and behalf of cellular and audiotex companies	25	72	—	—
Services collected in advance	3	7	68	70
Other	12	39	—	—

Total	414	675	68	70

g)	Bank and financial payables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01

Negotiable obligations (1)	50	242	2,493	1,460
Imports financing	61	56	28	33
Long-term financing	7	4	75	37
Foreign bank loans	147	107	344	264
Local bank loans	1	7	3	2
Related Company – Telefónica Internacional S.A. (“TISA”) (2)	2,999	2,008	—	—
Credit balances with banks	6	70	—	—

Total	3,271	2,494	2,943	1,796

(1) See note 13. (2) See note 14.

h)	Payroll and social security taxes payable:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01

Vacation and bonus accrual	43	82	—	—
Social security taxes payable	14	28	—	—
Pre-retirement agreements and others (1)	12	28	28	85
Other	3	5	—	—

Total	72	143	28	85

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clause. This amount includes 6 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2002 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	Dec-31-02	Dec-31-01

Income tax accrual (net of prepayments)	—	74
Turnover tax accrual (net of prepayment)	13	26
Value Added Tax	—	57
Health and safety taxes	17	35
Minimum presumed income tax	49	—
Other	15	20

Total	94	212

j)	Other payables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01

Financial Instruments	5	4	32	33
International Telecommunication Union	21	46	—	—
Related companies payables (1)	1	22	—	—
Other	27	44	33	80

Total	54	116	65	113

(1) Related companies include balances with TYSSA, Atento, TDA and TCP.

k)	Cost of services provided:

	Dec-31-02	Dec-31-01

Telecommunications services (note 21. h)	2,166	2,827
Cost of services provided (note 21.f)	54	216

Total	2,220	3,043

l)	Other expenses, net:

	Dec-31-02	Dec-31-01

Employee terminations	53	133
Reserves	86	78
Net book value of fixed assets retired	6	22
Miscellaneous, net	7	1

Total (note 21.h)	152	234

3.2	Aging of assets and liabilities as of December 31, 2002.

	Assets			Liabilities
	Deposits	Receivables		Loans (b)	Other payables (c)
Past-due (a):
Up to three months	—	89		—	39
From three to six months	—	35		—	4
From six to nine months	—	41		—	2
From nine to twelve months	—	56		—	1
From one to two years	—	128		—	3
From two to three years	—	50		—	7
Over three years	—	69		—	—
At sight	—	28		45	70
Current:
Up to three months	351	310		3,062	418
From three to six months	—	40		49	58
From six to nine months	—	38		57	25
From nine to twelve months	—	31		58	7
From one to two years	—	64		1,118	21
From two to three years	—	—		101	22
From three to four years	—	—		294	18
From four to five years	—	—		37	16
Over five years	—	48		1,393	83

Subtotal:	351	1,027		6,214	794
Allowance for doubtful accounts	—	(401)		—	—
Benefits under the Collective Labor Agreements	—	—		—	1

Total:	351	626		6,214	795

Percentage accruing interest at fixed rate	100%	4%		47%	4%
Percentage accruing interest at variable rate	—	55	%(d)	52%	—
Average interest rate in foreign currency	1%	7%		9%	6%
Average interest rate in local currency	1%	66	%(d)	—	—

(a)	Receivables balances include 30 classified as non-current taking into account Company´s Management estimates regarding probable collection terms (see note 2.5).
(b)	Loans include bank and financial payables.
(c)	Other payables include total liabilities except loans and reserves.
(d)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

4.	RESERVE FOR FUTURE DIVIDENDS

On March 12, 2001 and October 23, 2001 the Board of Directors, approved the use of the Reserve for future dividends distributing cash dividends in 327 million pesos, on each date (in constant pesos of December 31, 2002). (See Statement of Changes in Shareholders’ Equity).

Different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which remained at the Board of Director’s disposal to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated loss, the Board of Directors would not currently be able to dispose such reserve for paying cash dividends until the mentioned loss is absorbed.

5.	REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution N° 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of December 31, 2002 these assets have a book value of about 632 million pesos (in constant pesos of December 31, 2002) and approximately 553 million (in constant pesos of December 31, 2002) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by Entel will be successfully completed. Accordingly, in the Company’s management opinion the final outcome of this matter will not have a significant impact on the Company’s results of operations or its financial position.

6.	SUBSIDIARIES AND AFFILIATES

6.1.	Telinver

On June 28, 2001, the Company made irrevocable capital contributions to Telinver in an amount of 79 million (in constant pesos of December 31, 2002).

On June 26, 2001, the Special Shareholders Meeting of Telinver decided to use the Reserve for future dividends, distributing cash dividends of 70 million (in constant pesos of December 31, 2002) to the Company on June 29, 2001.

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 36 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 45 million pesos and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law 19,550. However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the Law 19,550 until December 10, 2003.

Telefónica de Argentina is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica de Argentina plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefonica de Argentina´s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation and cash flows described in notes 11 and 14.

6.2.	E-Commerce Latina

As described in note 1.2.c), as of December 31, 2002, the Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, the Company, as successor of the rights and obligations assumed by Telinver in relation to their business, was bound to make, together with APSA, irrevocable contributions for the amount of US$ 10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.

7.	CAPITAL STOCK

The Capital stock of Telefónica is represented by:

Classes of Shares (1)	Subscribed and paid-in, outstanding and authorized for public offering

Class A	1,091,847,170
Class B	654,205,259(2)
Total	1,746,052,429

(1) All shares have equal voting rights. (2) See Note 1.2.

Over the last fiscal years, the Company’s capital stock has changed as follows (amounts stated in Argentine Pesos):

Capital stock as of September 30, 2000	Capital stock as of September 30, 2001	Capital stock as of December 31, 2001 (a)	Capital stock as of December 31, 2002

2,140,841,663	1,746,052,429	1,746,052,429	1,746,052,429

(a) See note 1.2.

The effect of the reorganizations on the Company’s shareholders’ equity as of October 31, 2000, was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the “Irrevocable capital contributions for future subscriptions”, “Comprehensive adjustment to irrevocable capital contributions for future subscriptions”, and “Comprehensive capital stock adjustment” accounts until the balances were exhausted. The effect on the spun-off assets and liabilities resulting from the operations from November 1, 2000, to the effective reorganization date has been allocated to the balance of “Unappropriated retained earnings” as of the effective reorganization date.

8.	AUDIT COMMISSION

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission whose mandate is to promote and support the development of Good Corporate Governance actions. This transitional, three-member commission was formed on December 17, 2002 and will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01. Its primary duties are to (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescision or renewal; (ii) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adecuancy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

9.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A., (“COINTEL”), is obliged to hold Class A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above.

In addition, Decree N° 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s management, Telefónica has met all of the above-mentioned obligations.

Although the effectiveness of Decree N° 264/98 was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree N° 264/98, and the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

The SC issued Resolution N°1,686/99, which set October 10, 1999, as the date of ending of the transition period to competition in telecommunication industry. On June 9, 2000, the National Executive Power issued Decree No. 465/00 providing that as from November 9, 2000, the Argentine telecommunications market to be fully deregulated.

10.	COMMITMENTS

10.1	IBM-Telefónica Contract

On March 27, 2000, the Company’s Board of Directors approved, considering the benefits foreseen by the Company based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Company’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million pesos, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the Companies that had been assigned to rendering the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for the Company and Telinver was US$ 219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in note. The charges for the service received during the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001 arise from final agreements between the parties regarding the value of the services received.

10.2	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 53 million pesos are pending.

11.	RATES

11.1	Rate regulations

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by the Company. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, the Company filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the Secretary of Communications within a reasonable term, the Company brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree N° 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution N° 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina Stet France Telecom S.A. (“Telecom”), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

1.	Price Cap as of November 8, 2000: The SC established that the rate reduction for the period

November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2.	Price Cap as of November 8, 2001: The SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer price index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

3.	Price Cap as from November 8, 2002, through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1, and the early reductions referred to in point 2, are being applied by the Company, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 12.c) on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of the Company’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of the Company’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1,839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

Under Emergency Decree No.120 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under sections 8 and 9 of Law 25,561 is completed.

In addition, Decree N° 764/00 has reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap was applied during the first two years after these rules and regulations become effective to the above mentioned prices (see note 1.1).

As of the date of issuance of these financial statements, the Company’s Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels (“GPL”). According to the opinion of the Company’s Management and Company’s legal counsel, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on the Company’s future financial position and results.

11.2	Tariff restructuring

The tariff restructuring granted by Decree N° 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the SC has issued Resolution N°4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos (which had previously been provisionally determined by the SC in 14 million pesos). Resolution N° 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

12.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree N° 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree N° 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

In 203 cases where Telefónica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefónica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

As of December 31, 2002, the claims filed against the Company and accrued interest and expenses with respect thereto totaled approximately 102 million pesos. The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2002 the Company has paid approximately 6.3 million pesos in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been held in the Company’s favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telintar filed an application with the AFIP (Federal Public Revenue Agency)-DGI for the reimbursement of approximately 21.3 million pesos arising from the modification of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million pesos of Income and Asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million pesos of principal and 3.6 million pesos of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, the Company, as a successor in TLDA’s business, has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against the Company, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree N° 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of the Company’s management and its legal counsel it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

13.	NEGOTIABLE OBLIGATIONS

As of December 31, 2002, there are three corporate bond issues outstanding:

Issuance Month/Year	Face value (in millions)	Term in years	Maturity Month/Year	Rate per Annum %	Use of proceeds
11/94	US$ 300	10	11/2004	11.875	(a)
05/98	US$ 400	10	05/2008	9.125	(a)
06/02	US$ 71	4	07/2006	9.875	(b)
(a) Financing of capital expenditures in Argentina. (b) Refinancing of liabilities.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless the Company’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bond holders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, it has met all obligations arising from the agreements signed in connection with these issuances.

The Company has a global program in effect to issue negotiable obligations for a total of up to US$ 1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of negotiable obligations of May 1998 and June 2002 have been issued under that program.

The Company obtained an authorization to make public offering of negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

In August 1998 the Company bought and cancelled in advance US$ 31.5 million of the first series of bonds under the global program. Accordingly, the amount of principal outstanding as of December 31, 2002 for such series is US$ 368.5 million.

•	Exchange Offer of negotiable obligations

On May 20, 2002 the Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, the Company offered to exchange:

•	a principal amount of US$ 850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus
•	US$ 100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus
•	US$ 50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, the Company issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, the Company proceeded to redeem the notes that were not exchanged by means of a payment of US$ 16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by the Company in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by the Company was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver the Company made a cash payment of US$1 million.

14.	FINANCING

The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2002, consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$865 million ($ 2,915 million as of December 31, 2002).

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.9, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequent regulations of the BCRA established that until August 8, 2003, such institution must authorize all purchases of foreign currency to apply to the payment of principal on financial debts abroad, except for the above mentioned organizations (see note 2.9). As of the date of these financial statements, the Company has obtained the necessary authorization from the BCRA in the requested cases.

While the above restriction is in force, or should it be maintained beyond August 8, 2003, the Company is unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally in those cases in which special authorization is required. Consolidated current debt maturities affected by this situation amount to the equivalent of 3,074 million pesos. In addition, the amount of 2,868 million pesos classified as noncurrent in the balance sheet as of December 31, 2002, results from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above. If default is declared on the basis of the above-mentioned reason or for the lack of funds to meet the payments at its maturity, amounts that were disclosed as noncurrent in the balance sheet as of December 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA (TISA’s parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of December 31, 2002 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will continue to make its best efforts to obtain such financing, which up to date have had favorable results through the obtainment of waivers from creditors, the exchange of long-term debt (see note 13) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

•	Long-term bank financing

The Company has borrowed funds from major financial institutions in an amount equivalent to 422 million pesos as of December 31, 2002. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

The Company has received from a foreign financial institution not related to the Company a credit facility for an amount of US$ 12 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on the Company’s financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from the Company to be immediately due and payable. On February 4, 2003, the Company has requested from the creditor a specific waiver regarding such instances of noncompliance, and it was obtained related to financial statements as of December 31, 2002.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

•	Other financing—Related Parties

As of December 31, 2002, the Company and Telinver owed, approximately 2,863 million pesos (US$ 850 million) and 137 million pesos (US$ 41 million), respectively, to related parties, which mature until March 2003 (see note 16.4). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 12, 2003, subject to a condition that no other debt be accelerated on similar grounds.

15.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1	PATRIOTIC BOND

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, the Company executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the BCRA survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the Federal Government has not paid off since January 2002, the related interest on such bond, the Company has compensated such interest against taxes. As of December 31, 2002 this bond has been disclosed under “Other receivables” in view of the use to be made of it.

In addition, under Decree 1,657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1,615/01; 979/01; 1,005/01 and 1,226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees, in order to implement mechanisms for identifying the outstanding securities and their future allocation to the payment of taxes, so as to enable the Ministry of Economy to deliver a bill to the National Executive Power aimed at harmonizing the use of those securities for the payment of taxes with the budgetary possibilities of each of the future fiscal years.

Subsequently, under Decree 2,243/02, published in the Official Bulletin on November 7, 2002, Decree 1,657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the CCF were excluded from the above suspension (thus allowing them to be allocable to the payment of national taxes), ii) the holders of tax credits corresponding to the securities under Decrees 424/01, 1,005/01 and 1,226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and iii) an 80 million pesos quota is established for the application of tax credits originated in the interest coupons related to the securities under the above mentioned decrees. This quota will allotted by the Treasury Secretary by making monthly tenders in which the holders of the above-mentioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota.

Bidding regulations were issued by the Treasury Secretary in its Resolutions No. 7 and No 13 (published in the Official Bulletin on January 10, 2003 and February 4, 2003, respectively). These regulations, established the proceedings which have to be followed by the biddings mentioned in section 5 of Decree no. 2,243/02. These resolutions assign the day before the last labor day of each month to make the monthly bidding, being effective the first one as of February 7, 2003. In addition, AFIP issued Resolution No. 1,433/02 setting supplemental regulations to conduct the biddings (posted in the Official Bulletin on February 4, 2003).

The Company has booked its holding of Patriotic Bonds at face value, in view that, it shall be recovered in the form of a like-amount tax credit. The Company cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see note 2.3).

15.2	TAX CREDIT CERTIFICATES

During August 2001 and under the legal framework of Decree 979/01, the Company signed a Tax Credit Certificates (“TCC”) subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and N° 471/02, as from February 3, 2002, these certificates, originally denominated in U.S. dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to

40% as of December 31, 2002). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

16.	PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

16.1.	COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8%, considering the reduction mentioned in note 1.2. of the capital stock as of December 31, 2002. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in Cointel executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 16.4).

16.2.	COMMITMENTS RELATED TO TCP

In July 1999, the Company provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million and (jointly with Telecom) $45 million.

As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

16.3.	TDA

On August 20, 1999, the CNC charged the Company and TDA with noncompliance with Decree N° 62/90 and Decree N° 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, the Company provided the relevant defenses, and as of the date of these consolidated financial statements, the issue is pending resolution by the CNC. In the opinion of the Company’s Management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an outcome adverse to the Company is unlikely and remote.

16.4.	OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (in constant pesos of December 31, 2002)

During the current fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001 the following transactions were made with the controlling shareholder of the Company and companies related to the parent: accrual of management fees of 125 million pesos and 242 million pesos, respectively; income and expenses for the supply of goods and services totaling 116 million pesos and 17 million pesos, respectively; financial charges of 309 million and 2 million pesos, respectively. Transactions with Banco República for the twelve-month period ended December 31, 2001 relating to rental expenses and other ancillary services amounted to 11 million pesos. As of December 30, 2001 Banco República is not longer a company related to the Company.

Balances with the Operator and other COINTEL shareholders and related companies as of December 31, 2002 and 2001 are:

	Asset / (Liability)
	Dec-31-02	Dec-31-01

Prepaid services	—	4
Related companies receivables	57	65
Related companies payables	(195)	(155)
Top Program coverage cost-TESA	(9)	(4)
Bank and financial payables –TISA (1)	(2,999)	(1,927)

(1)	See note 14.

17.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

a)	Provision of basic telephone service

As from March 1992, and in compliance with its specific functions, the Comisión Nacional de Telecomunicaciones (“CNT”), now the CNC, has regulated on certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting regime, billing and service quality, some of which have been the object of appeals by the Company.

The Company appealed Resolution N° 189/95 of the CNT which ordered the Company, Startel and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution N° 1,197/95 disallowing the agreements made by Telefónica and by Telecom with Startel related to the lease of links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

As a consequence of the granting of an appeal that had been petitioned by the Company in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution N° 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economía y Obras y Servicios Públicos “ME y OSP”) (which had been issued subsequently to the above-mentioned resolutions, and had repealed them) remains effective as of the date of these consolidated financial statements.

However, in the case that the issue were not favorably resolved (i.e. that Resolution N° 100 of the ME y OSP were annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting the networks held by the service renderers as well as the possibility that they reciprocally lease the use of such networks has been clearly established by the regulation which to date is fully effective (Decree N° 764/00).

In effect, on June 27, 2002 the Supreme Court of Justice declared the case argued by IMPSAT S.A. lacking in legal right, on the grounds that the successive changes to regulations that had taken place resulted in the ineffectiveness of the matters originally brought to litigation, as the lifting of restrictions to which IMPSAT S.A. aspired had taken place, so that the limitations on which the plaintiff had grounded its plea for a declaration of illegality in relation to Resolution 100/95 issued by the ME y OSP have thus been overcome.

Under Resolution 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 pesos for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed on it several other related obligations on the Company, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by the Company. In the opinion of the Company and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases the Company from liability; b) the Company has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) the Company is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

•	Decree N° 764/00, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to the Company (see note 1.1).

•	Decree N° 764/00 repealed, among others, Resolutions No. 18,971/99 and 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services.

As of the date of these financial statements, the SC has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

•	The SC issued Resolution N° 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

b)	Other services

Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and aggregate value services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree N° 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

The Ministry of Economy, by its Resolution No. 72/2003, approved the method to calculate and transfer to clients the incidence of the Tax on Bank Checking Account Transactions introduced by Law No. 25,413 in connection with any such tax paid by the Company on or after the effective date of the resolution. Any such tax paid before that effective date will be part of the contract renegotiation required under the Public Emergency Law No 25,561 and Decree No. 293/2002, as amended and supplemented.

18.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

As from August 9, 2000, it was created an incentive program (the “TOP” Program) for executives, that consists in granting TESA’s (one of the shareholders of the Company) stock options to 12 Company top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a preestablished number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years with three dates to exercise the options. Currently, the shares under the Program total 18,000 involving a total amount of 360,000 options. The total coverage cost of the program for the Company, which was signed with TESA, is 2.4 million euro, which has been booked, based on its linear accrual within the term of the program, in “Salaries and Social security taxes” in note 21.h).

Furthermore, TESA approved a program whereby all Company employees who chose to join acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased, which can be exercised if the share price exceeds 20.50 euro (originally 24.5 euro and then modified to 20.09 euro) at a strike price of 5 euro per option. The program will be effective for four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company.

19.	RESTRICTED ASSETS

a)	Restrictions on financial deposits

Total foreign currency deposits held by the Company at December 31, 2002 include US$23 million that cannot be applied to certain transactions without the authorization of the BCRA (see note 2.9).

b)	Pledged shares of INTELSAT

Under the agreement signed recently between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur any event of default.

In the opinion of the Company’s Management, the above mentioned restrictions will not have a significant effect on the Company’s operations.

20.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

These financial statements are presented on the basis of accounting principles generally accepted in Argentina. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Argentina (Argentine GAAP) do not conform with accounting principles generally accepted in the United States (US GAAP).

21.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of services provided
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a)   Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	ORIGINAL VALUE
MAIN ACCOUNT	AMOUNTS AT BEGINNING OF YEAR	INCREASES (3)	NET RETIREMENTS AND TRANSFERS (4)	AMOUNTS AT THE END OF YEAR
LAND	118	1	(3)	116
BUILDINGS	1.721	2	5	1.728
SWITCHING EQUIPMENT	4.035	—	78	4.113
TRANSMISSION EQUIPMENT	3.387	—	274	3.661
NETWORK INSTALLATION	7.268	—	217	7.485
TELEPHONES, SWITCHBOARDS AND BOOTHS	620	11	(9)	622
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	940	17	36	993
AUTOMOBILES	47	—	(15)	32
CONSTRUCTION IN PROCESS	751	125	(650)	226
MATERIALS (1)	114	22	(34)	102
PREPAYMENTS TO VENDORS	9	1	—	10

TOTAL (2)	19.010	179	(101)	19.088

	DEPRECIATION					NET BOOK VALUE AT THE END OF YEAR
MAIN ACCOUNT	ACCUMULATED AT BEGINNING OF YEAR	% DEPREC. ON NET BOOK VALUE	FOR THE YEAR	RETIREMENTS (4)	ACCUMULATED AT THE END OF YEAR
LAND	—	—	—	—	—	116
BUILDINGS	402	3.5	48	(1)	449	1.279
SWITCHING EQUIPMENT	2.617	29.3	351	—	2.968	1.145
TRANSMISSION EQUIPMENT	1.844	20.9	310	—	2.154	1.507
NETWORK INSTALLATION	3.192	11.3	438	—	3.630	3.855
TELEPHONES, SWITCHBOARDS AND BOOTHS	552	64.8	47	(16)	583	39
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	707	82.9	148	—	855	138
AUTOMOBILES	47	88.0	—	(15)	32	—
CONSTRUCTION IN PROCESS	—	—	—	—	—	226
MATERIALS	—	—	—	—	—	102
PREPAYMENTS TO VENDORS	—	—	—	—	—	10

TOTAL	9.361		1.342	(32)	10.671	8.417

(1)	Net retirements and transfers includes transfers from construction in process to materials for 26.
(2)	In 2002, capitalized interests in construction in process amounts to 8. See note 2.3.e).
(3)	Includes 29 million in construction in process corresponding to the capitalized exchange differences. See note 2.3.e).
(4)	Includes 3 million of real property intended for sale. See note 3.1.e).

a)  Fixed assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	ORIGINAL VALUE
MAIN ACCOUNT	AMOUNTS AT BEGINNING OF PERIOD (2)	INCREASES	NET RETIREMENTS AND TRANSFERS	AMOUNTS AT THE END OF PERIOD
LAND	118	—	—	118
BUILDINGS	1.706	—	15	1.721
SWITCHING EQUIPMENT	3.750	—	285	4.035
TRANSMISSION EQUIPMENT	2.913	—	474	3.387
NETWORK INSTALLATION	6.832	—	436	7.268
TELEPHONES, SWITCHBOARDS AND BOOTHS	609	72	(61)	620
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	757	26	157	940
AUTOMOBILES	95	—	(48)	47
CONSTRUCTION IN PROCESS	1.376	712	(1.337)	751
MATERIALS (1)	153	111	(150)	114
PREPAYMENTS TO VENDORS	15	(6)	—	9

TOTAL (3)	18.324	915	(229)	19.010

	DEPRECIATION					NET BOOK VALUE AT THE END OF PERIOD (4)
MAIN ACCOUNT	ACCUMULATED AT BEGINNING OF PERIOD (2)	% DEPREC. ON NET BOOK VALUE	FOR THE PERIOD	RETIREMENTS	ACCUMULATED AT THE END OF PERIOD
LAND	—	—	—	—	—	118
BUILDINGS	356	3,5	48	(2)	402	1.319
SWITCHING EQUIPMENT	2.266	22,3	351	—	2.617	1.418
TRANSMISSION EQUIPMENT	1.560	17,9	284	—	1.844	1.543
NETWORK INSTALLATION	2.778	9,9	414	—	3.192	4.076
TELEPHONES, SWITCHBOARDS AND BOOTHS	511	42,3	128	(87)	552	68
FURNITURES, SOFTWARE AND OFFICE EQUIPMENT	565	62,4	144	(2)	707	233
AUTOMOBILES	95	42,5	—	(48)	47	—
CONSTRUCTION IN PROCESS	—	—	—	—	—	751
MATERIALS	—	—	—	—	—	114
PREPAYMENTS TO VENDORS	—	—	—	—	—	9

TOTAL	8.131		1.369	(139)	9.361	9.649

(1)	“Net retirements and transfers” includes transfers for 82.
(2)	Balances at beginning of period correspond to December 31, 2000. See note 2.7.
(3)	In 2001, capitalized interests in construction in process amount to 61 million. See note 2.3.e).
(4)	Includes 4 million transferred to inventories. See note 21.f).

b)  Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

		ORGINAL COST		AT END OF YEAR
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASES	DECREASES (1)
LICENSES TO USE AND TRADEMARKS	41	8	—	49
ASSIGNMENT OF RIGHT	22	—	—	22
NO COMPETITION CLAUSE	5	—	—	5
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	39	17	—	56
GOODWILL	70	—	(11)	59

TOTAL	117	25	(11)	191

	AMORTIZATION				NET BOOK VALUE
MAIN ACCOUNT	AT BEGINNING OF YEAR	FOR THE YEAR	DECREASES (1)	AT END OF YEAR
LICENSES TO USE AND TRADEMARKS	(9)	(3)	—	(12)	37
ASSIGNMENT OF RIGHT	(9)	(3)	—	(12)	10
NO COMPETITION CLAUSE	(2)	(1)	—	(3)	2
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	(22)	(7)	—	(29)	27
GOODWILL (1)	(24)	(28)	3	(49)	10

TOTAL	(66)	(42)	3	(105)	86

(1)	See note 2.3.f.

b)  Intangible assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	ORIGINAL COST
MAIN ACCOUNT	AT BEGINNING OF PERIOD(1)	INCREASES	AT END OF PERIOD
LICENSES TO USE AND TRADEMARKS	37	4	41
ASSIGNMENT OF RIGHT	22	—	22
NO COMPETITION CLAUSE	5	—	5
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	35	4	39
GOODWILL	70	—	70

TOTAL	169	8	177

	AMORTIZATION			NET BOOK VALUE
MAIN ACCOUNT	AT BEGINNING OF PERIOD (1)	FOR THE PERIOD	AT END OF PERIOD
LICENSES TO USE AND TRADEMARKS	(7)	(2)	(9)	32
ASSIGNMENT OF RIGHT	(7)	(2)	(9)	13
NO COMPETITION CLAUSE	(2)	—	(2)	3
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	(13)	(9)	(22)	17
GOODWILL	(17)	(7)	(24)	46

TOTAL	(46)	(20)	(66)	111

(1)	The amounts at beginning of period has been recalculated because of the change in the fiscal year-end. See note 2.4.

c)  Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 (except as otherwise indicated) – Note 2.2)

	2002					2001
NAME AND FEATURES	CLASS OF SHARES	FACE VALUE OF SHARES	NUMBER OF SHARES OR SECURITIES	INFLATION ADJUSTED COST (1)	BOOK VALUE	BOOK VALUE
Current (3):
US Treasury Bills	—	US$1,000	1.500	—	5	—

Total Current					5	—

Noncurrent (2):
Other investments
Subsidiaries and affiliates	—	—	—	—	13	12
E-Commerce Latina S.A.(4)	Common	$1,0	12.000	33	5	4

Total Noncurrent					18	16

TOTAL					23	16

(1)	Restated in constant Argentine Pesos of December 31, 2002 in accordance with applicable resolutions of the CNV (See note 2.2).
(2)	See note 2.3.d).
(3)	See note 2.3.a).
(4)	Financial Statements for the six-month period ended December 31, 2002 approved be E-Commerce Latina S.A.’s Board of Directors on January 21, 2003, with auditor’s report by Abelovich, Polano & Asociados dated January 21, 2003, without observations.

d) Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

MAIN ACCOUNT AND FEATURES	BOOK VALUE 2002	BOOK VALUE 2001
Current investments:
Foreign currency deposits (Note 21.g)	345	15
Local currency deposits	1	48

Total	346	63

e)  Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002, AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	2002
ACCOUNT	BALANCE AT BEGINNING OF YEAR	INCREASES		DECREASES (4)	BALANCE AT END OF YEAR
Deducted from current assets:
For doubtful accounts	617	229		(470)	376
For impairment in value and slow turn over	15	—		(8)	7

	632	229		(478)	383

Deducted from non current assets:
For doubtful accounts	92	—		(67)	25

	92	—		(67)	25
Total	724	229	(1)	(545)	408

Included in current liabilities:
Contingencies	6	3		(6)	3

	6	3		(6)	3
Included in noncurrent liabilities:
Contingencies	194	83		(118)	159

Total	200	86	(2)	(124)	162

	2001(3)
ACCOUNT	BALANCE AT BEGINNING OF PERIOD	INCREASES		DECREASES	BALANCE AT END OF PERIOD
Deducted from current assets:
For doubtful accounts	364	466		(213)	617
For impairment in value and slow turn over	9	15		(9)	15

	373	481		(222)	632
Deducted from non current assets:
For doubtful accounts	—	92		—	92

	—	92		—	92
Total	373	573	(1)	(222)	724

Included in current liabilities:
Contingencies	4	2		—	6

	4	2		—	6
Included in noncurrent liabilities:
Contingencies	118	76		—	194

Total	122	78	(2)	—	200

(1)	Included in Selling and Operating expenses in the consolidated statement of income.
(2)	Included in Other expenses net in the consolidated statement of income.
(3)	The amounts at beginning of period has been recalculated because of the change in the fiscal year-end. See note 2.4.
(4)	Include the monetary gain effect on balances.

f)  Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

MAIN ACCOUNT	2002	2001
Inventories at beginning of year/period	54	87
Purchases	19	111
Operating expenses (Note 21.h)	22	72
Holding losses	(17)	—

	78	270
Inventories at end of year/period (Note 3.1.d) (2)	(24)	(54)

Total (Note 3.1.k)	54	216

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In 2001 includes 4 million transferred from fixed assets. See note 21.a).

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002 AND 2001

	2002				2001
	AMOUNT IN UNITS OF FOREIGN CURRENCY	CURRENCY	EXCHANGE RATE	BOOK VALUE IN MILLIONS OF PESOS (1)	AMOUNT IN UNITS OF FOREIGN CURRENCY	CURRENCY	BOOK VALUE IN MILLIONS OF PESOS (1)
ASSETS
Current assets
Cash	40.169	US$	3,370000	—	2.838.228	US$	7
Banks	16.342	US$	3,370000	—	7.641.736	US$	17
	2.412		¥0,028438	—	—	—	—
Investments
Foreign currency deposits(2)	102.512.378	US$	3,370000	345	6.968.115	US$	15
US Treasury Bills	1.500.000	US$	3,370000	5	—	—	—
Trade receivables
Unbilled direc. distributed	—	—	—	—	38.769.693	US$	85
Other	18.575.441	US$	3,370000	63	20.579.316	US$	46
	2.043	GF	1,491321	—	(54.051)	GF	—
	1813.436	SDR	4,564935	8	1.702.028	SDR	4
Other receivables
Related Companies	6.050.463	US$	3,370000	20	16.622.168	US$	35
Prepaid rentals	—	—	—	—	5.542.376	US$	13
Financial prepayments	3.524.158	US$	3,370000	12	—	—	—
Prepayment to vendors (3)	1.513.340	US$	3,370000	5	4.460.529	US$	9
	2.985.522	EURO	3,533400	11	4.460.623	EURO	9
	—	—	—	—	46.320.472	PTAS	—
Patriotic Bond (4)	18.000.000	US$	3,400000	61	—	—	—
Other	2.099.851	US$	3,370000	7	14.131.193	US$	31

				537			271

Noncurrent assets
Investments
Other investments	4.804.159	US$	(5)	13	4.808.968	US$	11
Trade receivables
Other	—	—	—	—	1.140.527	US$	2
Other receivables
Prepaid rentals	—	—	—	—	4.567.660	US$	9
Patriotic Bond (4)	12.000.000	US$	3,400000	41	30.054.905	US$	65
Fiscal Credit Certificate	—	—	—	—	15.015.015	US$	33
Other	—	—	—	—	1.174.101	US$	2

				54			122

Total				591			393

LIABILITIES
Current liabilities
Trade payables	42.231.915	US$	3,370000	142	112.819.807	US$	247
	—	—	—	—	496.142	DM	—
	143.555	GF	1,491321	—	821.633	GF	—
	4.570.474	SDR	4,564935	21	12.095.842	SDR	33
	29.200	FF	0,542400	—	60.200	FF	—
	2.498.598	EURO	3,533400	9	6.441.810	EURO	13
	136.271		£5,426400	1	1.207		£—
	193.207		¥0,028438	—	—	—	—
	—	—	—	—	341.834.790	PTAS	4
	—	—	—	—	570.424	AS	—
Bank and financial payables	957.310.903	US$	3,370000	3.225	1.108.667.931	US$	2.418
	2.233.541	EURO	3,533400	8	1.799.845	EURO	4
	1.115.924.320		¥0.028438	32	77.233.526		¥2
	—	—	—	—	305.924.550	ITL	—
Other payables
Related Companies	—	US$	—	—	11.281.855	US$	24
Other	1.365.615	US$	3,370000	5	2.028.275	US$	4
	2.578.573	EURO	3,533400	9	2.393.398	EURO	4

				3.452			2.753

Noncurrent liabilities
Trade payables	—	—	—	—	31.733.333	US$	70
Bank and financial payables	784.283.076	US$	3,370000	2.644	735.692.389	US$	1.606
	22.163.556	EURO	3,533400	78	19.406.876	EURO	37
	7.778.821.999		¥0,028438	221	8.816.000.000		¥151
	—	—	—	—	2.028.762.806	ITL	2
Other payables	9.494.495	US$	3,370000	32	15.212.040	US$	33

				2.975			1.899

Total				6.427			4.652

(1)	Amounts stated in millions of constant Argentine pesos of December 31, 2003. See note 2.2.
(2)	See note 19.a).
(3)	Included in note 21.a).
(4)	Corresponding to AFIP exchange rate effective at December 31, 2002.
(5)	Valued in dollars at the rate of exchange at year end, up to the limit of the proportional equity value.

US$	U.S.Dollars	EURO	European currency
DM	Deutschmarks	ITL	Lira
¥	Yens	GF	Gold Franc
PTAS	Pesetas	SDR	Special Drawing Rights
£	Pounds	FF	French Franc
		AS	Australian Schilling

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE YEAR ENDED DECEMBER 31, 2002 AND FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 – Note 2.2)

	2002									2001
	OPERATING EXPENSES		ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES NET	UNUSUAL ITEMS	EFFECTS OF FUNDING ON		TOTAL	TOTAL
	TELECOM- MUNICATIONS SERVICES	TELEPHONE DIRECTORIES
ACCOUNT							ASSETS	LIABILITIES
Salaries and social security taxes	295	11	62	60	—	—	—	—	428	740
Other Payroll expenses	3	1	4	1	—	—	—	—	9	24
Fixed assets depreciation	1.221	—	116	5	—	—	—	—	1.342	1.369
Fees and payments for services	330	6	150	77	—	—	—	—	563	1.231
Directors’ and statutory auditors’ fees	—	—	3	—	—	—	—	—	3	2
Insurance	—	—	15	—	—	—	—	—	15	20
Material consumption and other expenditures	69	—	7	8	—	—	—	—	84	133
Management fee	111	—	14	—	—	—	—	—	125	242
Transportation	13	2	1	1	—	—	—	—	17	35
Taxes	21	—	2	26	—	—	—	—	49	90
Rentals	71	2	10	3	—	—	—	—	86	90
Commissions	—	—	—	29	—	—	—	—	29	50
Exchange differences	—	—	—	—	—	—	(98)	2.552	2.454	—
Interest and financial charges	—	—	—	—	—	—	2	681	683	214
Impairment in value of securities to be received	—	—	—	—	—	—	—	—	—	17
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	—	15
Accrual for interest tax	—	—	—	—	—	—	—	17	17	26
Allowance for doubtful accounts	—	—	—	229	—	—	—	—	229	558
Holding losses in inventories	—	—	—	—	—	—	9	—	9	—
Net book value of fixed assets retired	—	—	—	—	6	—	—	—	6	22
Net book value of intangible assets retired (1)	—	—	—	—	—	—	8	—	8	—
Intangible assets amortization (1)	32	—	3	—	—	—	—	7	42	20
Employee terminations	—	—	—	—	53	—	—	—	53	133
Tax on checking account credits and debits	—	—	46	—	—	—	—	—	46	24
Inflation loss (gain) on monetary accounts	—	—	—	—	—	—	804	(746)	58	—
Other	—	—	—	—	93	—	—	—	93	82

Total December 31, 2002	2.166	22	433	439	152	—	725	2.511	6.448

Total December 31, 2001	2.827	72	610	1.113	234	15	(68)	334		5.137

(1) See note 2.3.f.

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos of December 31, 2002.

Critical Accounting Policies

Significant accounting policies have been described in the consolidated financial statements. Most critical accounting policies adopted in preparing the financial statements relate to: i) the application of the going-concern assumption in the valuation and classification of assets and liabilities; ii) the assumption that the company will not default in the payment of its debt, with regard to the classification of its non-current debt (see notes 14. and 6.2. to the consolidated financial statements); iii) the assumption that the carrying amount of Telefónica’s fixed assets of $8,402 million and Tax on Minimum presumed income of $52 million of its telecommunication business as of December 31, 2002 are recoverable under the provisions for valuation of long-lived assets, which is based on Company’s Management’s current estimates of future cash flows (see note 2.3.e), 2.3.i) and 11.1.); iv) the creation of reserves for contingencies assessed as likely by Company’s Management, based on its estimates and the opinion of legal counsel (see note 12. with respect to unreserved contingencies); and v) the creation of allowances, amounting to $401 million out of $471 million past-due receivables, based on Company’s Management’s estimates of possible future collection terms and conditions (see note 2.3.). The Company has booked its holding of Patriotic Bonds at face value, in view that, it shall be recovered in the form of a like-amount tax credit. The Company cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see note 2.3 and 15.1).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year/period, respectively (see notes 2.3.e, 2.3.i, 2.7, 2.9, 11, 14, and 15 for material estimates concerning the effects of the crisis in Argentine and related economic and regulatory goverment actions). The effects of any additional action that the Argentine government may undertake in the future will be reported in the financial statements as management becomes aware of them (see note 2.9).

Final results may significantly differ from those estimated by the Company’s Management. The Company’s financial statements may fail to present all adjustments that could result from the development of this matter.

Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of FACPCE approved Technical Resolutions Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable as from January 1, 2003.

These new rules were approved, with certain amendments, by the CNV in its Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 and thereafter. The CNV resolution allows for anticipated adoption of those rules.

These changes, as they affect the Company, primarily require accounting for (a) certain receivables and payables at the discounted value; (b) derivative instruments valued at their fair value; (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

Subsequently, on February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions No. 4 and 5, indicating the information about related companies to be included in the financial statements. As of the date of issuance of these financial statements the approval by the CPCECABA and CNV is pending.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company’s business and its results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and

•	the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

In December 2001, an unprecedented institutional, political, economic, financial and social crisis came to a head in Argentina and forced the resignation of its then president, Fernando de la Rúa. After a number of failed attempts, a special assembly of the National Congress appointed Eduardo Duhalde as caretaker president to head a transition government through late 2003.

The crisis gained new heights in early 2002 following a number of economic policy decisions that severely disrupted the rules of the game as it had been played so far: Argentina unilaterally announced the default of its public debt to private creditors and devalued its domestic currency (with an initial exchange rate set by the government at $1.40 to the US dollar, that after a liberalization of the exchange market plummeted to around $4.00 per dollar but eventually recouped somewhat in recent months). Coupled to the devaluation, the government ordered what was known as an “asymmetric pesification” of the economy where bank deposits and the public debt were converted into pesos at a rate of $1.40 to the dollar, while liabilities were converted at a one-to-one parity; public utility rates were converted into pesos and frozen, fixed-term bank deposits were rescheduled (thus being trapped in the so-called “corralón”), restrictions on cash withdrawals (the “corralito”) were maintained, and additional foreign exchange market controls were imposed to further curb free market conditions. All these governmental actions had the effect of pushing the devaluation even deeper, since any cash trickling out of the financial system was used to purchase dollars. At the same time, economic activity fell to an all-time low and both retail and wholesale prices rocketed despite the damping effect that should have derived from the pesification of financial assets.

Conditions significantly improved in late 2002. An announcement that early presidential elections will be held in March 2003 (though subsequently postponed to April 2003) and that a new government will take over in May 2003 had an almost instant soothing effect on the concerns of private economic players as it means that the interregnum of political transition is finally coming to an end. This decision and certain positive attitudes adopted by the government eased the way for the resumption of talks with the IMF with a view to rescheduling short-term payments due through late 2003 on Argentina’s foreign debt to multilateral credit agencies, the commitments being so large that they could not be expected to be paid out of the country’s Central Bank reserves. Though a final agreement on the conditions for such debt rescheduling had not been reached with the IMF by the end of 2002 to enable similar negotiations with all other agencies (particularly the Interamerican Development Bank (IDB) and the World Bank (WB)), negotiations continued at a heightened pace in January 2003 and a transitional, short-term agreement was eventually reached. Under this agreement (covering only the January-August 2003 period), US$6.6 billion in payments due to the IMF and US$4.4 billion due to the IDB and the WB (plus US$5.112 billion owing to the IMF under SRF loans made in 2002, which brings the amount of rescheduled payments to an aggregate US$16.112 billion) have been rescheduled to a longer term. At any rate, the bulk of the demands imposed by the international financial community has only been pushed forward to be dealt with by the next government to take office, leaving the current administration free to focus its efforts on ensuring a smooth political transition and enforcing the election dates that have already been ratified by congressional act.

Relatively brighter expectations and a gradual tightening of foreign exchange controls were the forces behind a stabilization of the Peso-US dollar exchange rate around $3.50-$3.60 to the dollar in July (to close at $3.37 to the dollar on December 31, 2002) and a slow but sure replenishment of liquid Central Bank reserves, even though payments of principal and interest continued to be made to international lending agencies. With a stable dollar price, investors started looking elsewhere for a profit: fixed-term bank deposits and LEBACs, the notes that the Argentine Central Bank is issuing to absorb excess liquidity injected in the market by frozen bank deposits that are released by court order and the mandatory exchange in the local market of foreign currency payments obtained by exporters. In this improved setting, interest rates have been declining and are currently down to around a 15% nominal 30-day rate from around 80% last August.

This regained stability also managed to rein in domestic prices, both on the retail and wholesale fronts. Over the past 12 months, inflation escalated at a lower than initially anticipated pace (40.95%), a fact that would seem all the more surprising when contrasted with a 237% depreciation of the peso relative to the US dollar. This unexpected performance was the result of a virtual freeze on wages and a very high rate of unemployment and underemployment that severely impacted on domestic demand and, in addition to the freeze on public utility rates, kept retail prices from climbing higher. Wholesale prices, for their part, increased by 118.2% during that period, with internal cost components experiencing a hike that was similarly kept in check to some extent by the slack in domestic demand.

Looking at economic activity as a whole, certain signs observed in the second quarter of 2002 might seem to suggest a possible turnaround, though no claim can as yet be assertively made that recovery is on the horizon. One way or the other, a strong reshuffle in relative prices and the improved competitiveness of Argentina’s goods following the devaluation of its currency have communicated their beneficial effects to exporters and businesses engaged in producing substitutes for imports. This is particularly visible in the manufacturing industry and certain other production industries, unlike the services sector that only started to get back on its feet in recent months. Stagnation or slight improvement in economic activity continued to be the trend in November and December 2002 (according to certain indicators), and a one digit contraction in Argentina’s real GDP is expected for the last quarter of the year to make up an aggregate contraction of around 11.5% for the full year, the deepest recession in the history of the country.

Exports are not significantly cashing in on the competitive edge provided by a much cheaper peso. So far, export sales have been contracting slightly in volume terms (a fact that seems to suggest that, at least in the short term, devaluation is not the best recipe to boost foreign trade). This disappointing performance may be attributed to the scarcity of credit both to finance production and export transactions. In this setting, and with imports continuing their declining trend of last year, projections are that the year will close with a trade account surplus of around US$16 billion.

A trade surplus, an improved trade balance (non-financial goods and services) and a battery of restrictions to the transfer of funds or payments abroad have all combined to provide the national treasury with a current account surplus that has in part fueled a strong capital flight (particularly in the first months of 2002), with a contribution also made by dwindling Central Bank liquid reserves. Despite stringent foreign exchange limitations and restrictions, large amounts of cash have been taken out of the country. In the last few weeks, the government has eased many of those restrictions. In the first months of the year, the bulk of funds draining out of the domestic financial system had poured into the foreign exchange market (to purchase US dollars). Throughout the rest of the year, however, non-financial private sector entities have made payments on their foreign debt, and the non-financial public sector had, as of November, honored all of its commitments to multilateral credit agencies. On November 14, 2002, a US$726 million payment due to the WB was dishonored, but the default was reversed on the eve of the framework agreement made with the group of multilateral credit agencies.

Forecasts for 2003 anticipate that economic recovery will be very slow, even by comparison to last-year’s meager levels, on account of a continued unavailability of financing for private sector companies due to the loss of access to foreign markets and the as yet unresolved shortcomings of the local financial system. In addition, the export industry does not seem yet poised to take full advantage of its new competitive edge and may fail to be the driver of economic growth that it is expected to be. Again according to these forecasts, inflation will remain high, it so being that public utility rates and private sector wages will eventually need an adjustment and price containment agreements with different production sectors have been made for a limited time only. However, all eyes will primarily focus their concern on the current expansion of the monetary base, which is seen as a threat to price stability in the months ahead. All this said, it is expected that the gap between the depreciation of the peso and the rate of price inflation will slowly close because inflation is projected to increase at a larger rate than the depreciation of the domestic currency. Unemployment is not expected to abate in 2003, although official figures may show an improvement following the inclusion into the employed population base of recipients of relief subsidy programs (the so-called “Head of the Household Plan”).

On the foreign exchange front, expectations are that the peso will depreciate even further under the weight of lingering risk factors and a heavy “to-do list” that is still on the agenda of the current administration and will be inherited by the next. In fact, the outcome of the next presidential elections and the Justicialist Party primaries will be at the core of any corporate and individual decisions. Easing of foreign exchange controls is expected to have mixed repercussions, fueling the demand of US dollars while improving the outlook for private enterprises, which will read this flexibilization as a further step toward a normal foreign exchange market; at any rate, however, the foreign currency supply brought in by exporters will amply compensate for any peaks in demand. Real domestic interest rates will be positive but loans will continue to contract, as financial entities will apply all available liquidity to reimburse rescheduled deposits and cover their positions should the Supreme Court of Argentina rule that all deposits originally made in dollars are to be reimbursed in dollars.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	December 31,
	2002	2001

Wholesale price index (% change) (1)	118.2	(2.3)

(1)	Price index figures are for the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001.

	December 31,
	2002 (3)	2001 (2)

Gross domestic product (annual % change)	(11.5)	(3.8)

(2)	Official data.
(3)	Projection estimated by the Company

Telecommunication Rate Regulation

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by the Company. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, the Company has filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the Secretary of Communications within a reasonable term, the Company brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree N° 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution N° 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina Stet France Telecom S.A. (“Telecom”), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

1.	Price Cap as of November 8, 2000: The SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2.	Price Cap as of November 8, 2001: The SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer price index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

3.	Price Cap as from November 8, 2002, through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1, and the early reductions referred to in point 2, are being applied by the Company, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these operating and financial review and prospects, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 12.c) on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of the Company’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of the Company’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI “Consumer Price Index” prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

Under Emergency Decree No. 120 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under sections 8 and 9 of Law 25,561 is completed.

In addition, Decree N° 764/00 has reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap was applied during the first two years after these rules and regulations become effective to the above mentioned prices (see note 1.1).

As of the date of issuance of these operating and financial review and prospects, the Company’s Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels . According to the opinion of the Company’s Management and Company’s legal counsel, under general administrative law principles applicable to the Transfer contract, its rate scheme and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on the Company’s future financial position and results.

Tariff restructuring

The tariff restructuring granted by Decree N° 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the SC has issued Resolution N° 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos (which had previously been provisionally determined by the SC in 14 million pesos). Resolution N° 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations

Corporate reorganization

Telefónica, S.A. (“TESA”), indirect controlling Spanish company, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Company’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the abovementioned reorganization, the Company no longer holds any interest in Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (previously Advance S.A.) and Telecomunicaciones y Sistemas S.A. (“TYSSA”), whose businesses had previously been reorganized. According to the Board of Directors’ and Special Shareholders’ Meetings of the Company and of the abovementioned subsidiaries, the Company’s equity interests in the abovementioned former subsidiaries were spun-off (and therefore the Company’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines—Mobile and Data).

Prior to the abovementioned subsidiaries’ equity interest reorganization the following items were merged into Telefónica: (i) the assets and liabilities related to the sale of equipment business and point of sales network, spun off from the subsidiary Telinver; (ii) certain assets and liabilities related to the Internet access business, spun-off from the subsidiary TDA, and (iii) certain assets and liabilities related to the data transmission business of the subsidiary TDA.

Comparison of Results of Operations for the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001.

All references made below to 2002 and 2001 are to the Company’s for the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001, stated in constant Argentine pesos of December 31, 2002 (see note 2.2 to the financial statements).

General Considerations

The Company has prepared this Operating and Financial Review and Prospects based on its consolidated financial statements. The income (loss) items mentioned herein for the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001 are also presented following the criterion provided for in note 2.3. to the Company’s financial statements and therefore do not include the loss from spun-off operations.

Due to the fiscal year-end date change from September 30 to December 31, as from the current fiscal year the Company presents results of operations and cash flows for periods beginning January 1. As a result, and for comparative purposes, the comparative financial statements for the period ended December 31, 2001 include the results of operations and cash flows for the twelve-month period ended as of such date (see Note 2.7.)

For purposes of this section, references to the “Company” are to the Company together with its consolidated affiliates.

Net Revenues

Net revenues decreased by 49.1% to $3,039 million in 2002 from $5,966 million in 2001.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Economic Situation in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue was principally due to the drop of approximately 42.0% in prices measured in real terms.

The following table shows operating revenues in millions of pesos by category of services for the year ended December 31, 2002 and the twelve-month period ended December 31, 2001 (restated in constant pesos of December 31,2002).

	Millions of Argentine Pesos
	2002	2001
Basic telephone service
Measured service	916	1,730
Monthly basic charges (1)	817	1,484
Special services	369	644
Installation charges	40	117
Public phones	222	468
Access charges	257	618
International long-distance service	93	303
Telephone equipment	19	146
Publishing of telephone directories	65	142
Other	241	314

Total	3,039	5,966

(1)	Includes monthly basic charges and charges for supplemental services.

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, and to customers of other operators routed through the Company’s networks as well as other operators’ networks. In this latter case, the Company bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “fees and payment for services”).

Measured service decreased by 47.1% to $916 million in 2002 from $1,730 million in 2001. The variation was mainly due to: (i) a decrease in rates measured in real terms by approximately 42% as a result of applying the same rate per telephone pulse of $0.0469 in each year/period in the inflationary context previously described, partially offset by a decrease in commercial and low consumption discounts in 2002 compared to 2001; and (ii) a decrease in average local and domestic long-distance use per line by 7.7%, mainly due to the state of the country’s economy and iii) a decrease in the average number of billable lines (fixed charge lines) of 3,1%, in the number of local lines and a decrease in the average number of billable domestic long distance lines (which includes increases and decreases of long distance lines as a result of the implementation of the presubscription process). Approximately 87% of the variation in revenues from the measured service is due to the factor described in (i).

Monthly basic charges decreased by 44.9% to 817 million in 2002 from $1,484 million in 2001. The variation was mainly due to the rate reduction in real terms of about 42% as a result of the application in 2002 of the same rate applied in 2001 within an inflationary context such as has been described previously, which was partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected, mainly for non-payment, during 2002.

Special services decreased by 42.7% to $369 million in 2002 from $644 million in 2001. The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges and prepaid cards and internet access and traffic services. Internet access and traffic minutes decreased approximately 21.5% from 6,994 million minutes in 2001 to 5,489 million minutes in 2002. Furthermore, during 2002 there was an increase of 29% in consumption of prepaid cards that did not fully compensate the rate reduction in real terms.

Revenues from installation charges decreased by 65.8% to $40 million in 2002 from $117 million in 2001. The change was principally due to a decrease in the amount of basic telephone lines installed during the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001 and a decrease in prices in real terms.

Revenues from public phones decreased by 52.6% to $222 million in 2002 from $468 million in 2001. The decrease was mainly due to: (i) a drop in prices in real terms; (ii) a lower average demand from pay-phones operated by third parties (“telephone stations”) of approximately 4%; (iii) a reduction of 27.2% in the number of semi-public lines; and (iv) a decrease by 6% and 11% in public telephone lines and consumption, respectively.

Access charges revenues as of December 31, 2002 and 2001, amounted to $257 million and $618 million, respectively, representing a decrease of 58.4%. This variation was mainly due to (i) a decrease in rates in real terms as a result of the economic situation and the Price Cap; and (ii) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International long-distance service revenues decreased by 69.3% to $93 million in 2002 from $303 million in 2001. This change was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 23.4% and 19%, respectively.

Revenues from sale of equipments and telephone accessories dropped from $146 million in 2001 to $19 million in 2002, representing a 87% decrease. This variation was due to a significant reduction of approximately 70% in average in the units sold of telephone, computer equipments and cell phones, among others, and a reduction in sale prices in real terms.

Revenues from the publishing of telephone directories decreased to $65 million in 2002 from $142 million in 2001, 54.2% decrease, mainly as a result of the decline in prices in real terms and a decrease in the number of advertisers of approximately 25%.

Other revenues decreased from $314 million in 2001, up to $241 million in 2002, which represents a decrease of 23.2%. This variation was mainly due to a reduction in revenues from Direct Lines of $53 million as a result of lower rates in real terms and a decrease in sales of approximately 9.1%

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased by 35,1% to $3,092 million in 2002 from $4,766 million in 2001.

The following table shows the breakdown of expenses for the year ended December 31, 2002 and the twelve-month period ended December 31, 2001 (restated in constant pesos of December 31, 2002).

	Millions of Argentine pesos

	2002	2001
Salaries and social security taxes	428	740
Depreciation and amortization (1)	1,377	1,380
Fees and payments for services	563	1,231
Material consumption and other	84	133
Allowance for doubtful accounts	229	558
Sales costs	32	144
Management fee	125	242
Other	254	338

Total	3,092	4,766

(1)	Excluding the portion corresponding to financial expenses.

Salaries and social security taxes decreased by 42.2% to $428 million in 2002 from $740 million in 2001. The variation was mainly due to: a) a drop in real terms in salaries during 2002 as compared to 2001 and b) a personnel reduction in Telefónica, which decreased to 8,998 in 2002 from 9,410 in 2001.

Lines in service per employee increased by 1.4% to 491 in 2002 from 484 in 2001.

Total depreciation and amortization decreased to $1,377 million in 2002, from $1,380 million in 2001. The change was principally due to the amortization of the net book value of goodwills related to the internet business (see note 2.3.f) and to the completion of works in progress after December 31, 2001, the depreciation of which started as of such date, which was almost fully offset by the effect of assets that are no longer depreciated.

Fees and service charge decreased by 54.3% to $563 million in 2002 from $1,231 million in 2001. The variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina economic crisis, principally in (i) advisory and consulting expenses by $66 million, services related to information systems of $65 million, sales commissions by $43 million, cost related to related companies by $49 million, temporary personnel costs $30 million; (ii) decrease in interconnection charges with other operators by $124 million due to a decrease of consumption and tariffs (in real terms) and lower access costs in the northern region for $10 million; (iii) expenses related to Building refurbishing incurred during 2001 by $26 million and other network maintenance costs for $38 million; (iv) expenses related to the directories publishing business for $18 million, in part, due to directories distribution (see “Net revenues—Publishing of telephone directories”); (v) advertising expenses by $145 million related to the completion of certain advertising campaigns carried out mainly in 2001 and (vi) travelling, safety and communications expenses by $22 million.

The charge for the allowance for doubtful accounts decreased to $229 million in 2002 from $558 million in 2001. This represents a 59% decrease. The charge was 8% in terms of allowance for doubtful accounts over net revenues, equivalent to 19% decrease compared to 2001. This decrease is primarily due to a decision made by the Company in 2001 to reassess the recoverability of its receivables from Argentine government agencies ($183 million overdue claims as of December 31, 2001), with due consideration given to the financial effect of such reassessment. The ensuing decrease was partially offset by a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Costs for consumption of materials and other supplies decreased from $133 million in 2001 to $84 million in 2002, which represents a 36.8% decrease. This variation is primarily the result of lower consumption of certain materials.

The cost of sales, which consist of telephone equipment, telephone accessories and other supplies, decreased to $32 million in 2002, from $144 million in 2001, representing an 77.8% decrease. The decreased cost of sales results mainly from the decrease in the equipment and telephone accesories sold.

The charge to income of other operating costs decreased from $338 million in 2001, to $254 million in 2002, which represents a 24.9% decrease. The variation was mainly due to the decrease in costs in real terms, and particularly in: i) taxes by 40 million, ii) transportation costs by 18 million, iii) other personal expenses of 16 million, iv) commissions by 20 million, v) allowance for low inventory-turnover by 15 million, since it was booked in 2001 and vi) insurance by 4 million; these effects were offset by the charge of tax on checking accounts credits and debits since in 2001 it was disclosed under unusual items and in 2002 is disclosed in operating costs (administrative expenses).

Other Expenses, Net

Other expenses, net decreased to $152 million in 2002 from $234 million in 2001, representing a 35% variation. Such decrease is mainly due to a decrease in charges in real terms. The most part of the variation is due to employee termination costs of $80 million and a decrease in fixed assets retirements by $16 million. In relation with the charge for contingencies, although the charge in 2002 was higher, the variation in real terms in 2002 as compared to 2001 is a decrease.

Financial Gains and Losses

Consolidated gross capitalized interest totaled $8 million in 2002 and $61 million in 2001. In 2002, capitalized exchange difference amounts to $29 million. In 2002 and 2001, net financial gains and losses amounted to a loss of $3,236 and $266 million, respectively, representing a loss increase of $2,970 million, or a 1,116.5% increase. The variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a loss of $2,454 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was in foreign currency, led to an increased loss of $683 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of $58 million.

Income Before Income Tax and Minority Interest Net (Loss) Income From Spun-off Businesses and Net (Loss) Income for the period

Income/loss before income tax and before net (loss)/income from spun-off businesses was a $674 million income and a $3,439 million loss in 2001 and 2002, respectively. After an income tax charge of $312 million and after a net loss from spun-off businesses of $13 million in 2001 and no income tax charge in 2002, net income (loss) amounted to $349 million in 2001 and ($3,439) million in 2002.

Taxes

Turnover Tax: The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in the Company’s financial statements. By its Resolution N° 2,345/94, the CNT required the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account $5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution N° 1,513/95, as did the ME y OSP through its Resolution N° 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution N° 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8.0 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution N° 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution N° 84/99, which dismissed the request for reconsideration of Resolution N° 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution N° 4,583/99, the SC dismissed the Ancillary Appeal against Resolution N° 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC N° 4,583/99, the outcome of which is pending.

Income Tax and Minimum Presumed Income Tax: The Company calculates the Income Tax charge by applying the estimated effective tax rate to the income for the year. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for calculating the Provision for Income Tax.

Additionally, the Company calculates the Minimum Presumed Income Tax that will be in effect for ten fiscal years. This tax is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

Tax on interest and financial cost of corporate indebtedness: this tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina as a result of loans granted by financial institutions under Law N° 21,526 or corporate bonds that are exempted under Law N° 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina. The Law passed by Congress on November 15, 2000, reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% as from July 1, 2001.

Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree N° 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see note 17 a) 2)).

A “radioelectric rate” is also paid to the Regulatory Authority every four months in relation to radioelectric stations. The Company also pays provincial stamp taxes and other provincial and municipal taxes.

Tax Reform:

At the end of 2000, the National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits can not be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer’s assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others).

Under Law 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, has been suspended until December 31, 2003.

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1303 respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at $500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

Tax on bank checking account transactions: Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the abovementioned taxes). The National Executive Power, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004

Social security contributions

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Of the section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Decree No. 1,273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of $100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of $130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of $150 monthly payment to be made between March 1 and June 30, 2003.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to January 2003 employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Buenos Aires Province turnover tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $ 200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

Tax legislation for 2003 exclude telephone services from the scope of application of this incremental emergency rate (which would have brought the tax rate up to 4.55%) but simultaneously increased the tax rate to 4.60%.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

Liquidity and Capital Resources.

In 2002 and 2001, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

The Company’s cash and cash equivalents amounted to $397 million and $145 million as of December 31, 2002 and 2001, respectively. Cash and cash equivalents in 2002 increased in $252 million, equivalent to 73.8% from $145 million at the beginning of such period.

As of December 31, 2002, 88.2% of Company’s cash is in foreign currency and 11.8% is in Argentine pesos. As a percentage of total assets, cash and cash equivalents represented a 4.2% as of December 31, 2002.

Cash provided by operating activities in 2002 decreased by $1,137 million, or 58.5%, to $808 million in 2002 from $1,945 million in 2001. The decrease was mainly due to the variation in real terms suffered by Argentine economy during 2002.

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.9, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Funds used for the purchase of fixed assets for the year ended December 31, 2002 and the twelve-month period ended December 31, 2001 totaled $135 million (net of $15 million financed by trade and bank financial payables) and $915 million, respectively.

Dividend payments for the twelve-month period ended December 31, 2001 totaled $654 million.

The Company has borrowed funds from major financial institutions in an amount of $422 million. These funds have been borrowed under terms and conditions customary in these kinds of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain-predetermined conditions are met.

Additionally, the Company used other long-term bank credit lines to finance imports from different commercial banks.

As of December 31, 2002, the Company and Telinver owed approximately $3.0 billion (US$890 million) to related parties, which mature until March 2003 (see notes 16.4 and 3.1.g). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 12, 2003, subject to a condition that no other debt be accelerated on similar grounds.

The following table contains a breakdown of the Company’s investments in fixed assets for the fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001

	Millions of Argentine pesos (1)
	2002(2)	2001
Land, buildings and equipment	4	100
Transmission and switching equipment	73	316
External plant	20	242
Telephone equipment	14	100
Materials	10	57
Other	29	100

Total	150	915

(1)	Allocation of construction in process and prepayments to vendors to each line item have been estimated.
(2)	Net of $29 million corresponding to the capitalization of exchange differences.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were valued calculating their recoverable value on the basis of the Company’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates which, as described in note 11.1, derive from the pending renegotiation with the Government, whether booked fixed assets as of December 31, 2002 in the amount of $8,402 million are fully recoverable depends on the outcome of such renegotiation.

Foreign-Denominated Debt, Receivables and Investments

The Company’s financial and bank payables as of December 31, 2002 amounted to approximately US$1.7 billion (approximately $5.9 billion), 24 million euro (approximately $86 million), and 8.9 billion Japanese yen (approximately $253 million). Approximately 99.9% of the Company’s total financial and bank payables consist of U.S. dollar-denominated debt.

As of December 31, 2002, the Company also had the equivalent of approximately $219 million of trade and other payables denominated in foreign currencies. Of that amount, approximately $179 million are denominated in U.S. dollars.

Approximately $591 million or 59.4% of the Company’s receivables and investments are denominated in U.S. dollars.

Exposure to Foreign Exchange Rates

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate in connection with its 8.8 billion Japanese yen loan granted by The Export-Import Bank of Japan (currently, the “Bank for International Cooperation”). The loan matures in February 2011, and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of December 31, 2002, the amount of the related liability taking into account the effect of the swap and the additional interest accrued amounts to approximately US$86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders equity.

Additionally, in December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate in connection with the Company’s net position of assets and liabilities in Euros, including the loan balance granted by Istituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement has an 8-year term through November 2007, and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

Monetary and Currency Exchange Controls

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and tight restrictions of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions.

Subsequent regulations of the BCRA established that until August 8, 2003, such institution must authorize all purchases of foreign currency to apply to the payment of principal on financial debts abroad, except for the above mentioned organizations (see note 2.9). As of the date of these financial statements, the Company has obtained the necessary authorization from the BCRA in the requested cases.

While the above restriction is in force, or should it be maintained beyond August 8, 2003, the Company is unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally in those cases in which special authorization is required. Consolidated current debt maturities affected by this situation amount to the equivalent of 3,074 million pesos. In addition, the amount of 2,868 million pesos classified as noncurrent in the balance sheet as of December 31, 2002, results from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above. If default is declared on the basis of the above-mentioned reason or for the lack of funds to meet the payments at its maturity, amounts that were disclosed as noncurrent in the balance sheet as of December 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA (TISA´s parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of December 31, 2002 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will continue to make its best efforts to obtain such financing, which up to date have had a favorable results through the obtainment of waivers from creditors, the exchange of long-term debt (see note 13.) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

Contractual Obligations and Commercial Commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company and its controlled company:

	Payments due by Period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years		4-5 years	After 5 years
Contractual obligations
Long-term debt	7,182	3,474	1,661	426	(1)	159	1,462
Other long-term obligations	825	637	51	23		21	93

Total contractual cash obligations	8,007	4,111	1,712	449		180	1,555

Commercial Commitments
Other commercial commitments (1)	163	65	72	23		3	—

Total commercial commitments	163	65	72	23		3	—

(1)	Includes US$71 million face of corporate bonds, due July 2006. Under their terms, holders may demand that the bonds be redeemed after July 1, 2004 (see note 13).

(2)	Includes $219 million in foreign currency liabilities as of December 31, 2002.

(3)	Includes $53 million principally related to certain frame agreements, which the Company will apply in accordance to the Company’s needs.

Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company estimated interest payable based on interest rates in effect at December 31, 2002. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 99% of these obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at December 31, 2002. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctations.

Research and Development, Patents and Licenses.

The Company does not incur any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data
	December-31-02	December-31-01
Billable lines of measured service	3,637,956	3,849,783
Lines installed	4,888,902	4,876,264
Lines in service	4,419,162	4,556,297
Lines in service per 100 inhabitants	23.8	24.5
Lines in service per employee	491.1	484.2
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	101,552	122,665

Trend Information

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. The Company expects that the level of competition in its markets will increase in the future. As of December 2001, many new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of December 31, 2002, more than 8 licensees are providing local and/or fixed long-distance telephone service. Among these companies there are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, the Company (in the Northern Region) and Telecom (in the Southern Region).

The Company is subject to competitive pressures due to the development of increased domestic and international transmission capacity.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of the Company opted for one of the other long-distance operators (Movicom/CTP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for the Company or for Movicom/CTP or the others as their new provider of service. In the near future, customers will select the long-distance call provider by dialing a three-digit code. The Company believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators. Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, the Company is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on the Company’s overall operations or revenues.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filling of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of the Company’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polinomic formula that considers 40% of the monthly variation between it and the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1,839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

Under Emergency Decree No. 120 issued by the Federal Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under sections 8 and 9 of Act 25,561 is completed.

In addition, Decree N° 764/00 has reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap was applied during the first two years after these rules and regulations become effective to the above mentioned prices (see note 1.1).

As of the date of issuance of these financial statements, the Company’s Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels (“GPL”). Although, according to the opinion of the Company’s Management and Company’s legal counsel, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on the Company’s future financial position and results.

The principal strategic objective of the Company is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. The Company has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, financial condition or results of the operations of the Company. While there can be no assurance, in the opinion of the Company’s management, the implementation of the Company’s business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

The Company has followed a financing policy that has combined the use of internally-generated funds with use of third-party and majority-shareholder financing.

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and to repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request long-term refinancing of its payables.

The Company’s ability to settle its payables to local and foreign creditors depends upon the availability of financing resources or on the possibility of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A

By:	/s/ PABLO LLAURÓ
	Name: Title:	Pablo Llauró Assistant General Counsel

Date:    February 27, 2003